Management’s Discussion and Analysis

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026
NOVEMBER 4, 2026
INTRODUCTION

This Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand the significant factors that influence the performance of Pan American Silver Corp. and its subsidiaries (collectively “Pan American”, “we”, “us”, “our” or the “Company”) and such factors that may affect its future performance. This MD&A should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2025 prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board ("IASB") (the “2025 Annual Financial Statements”), and the related notes contained therein, and the unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2026 prepared in accordance with IAS 34, Interim Financial Reporting ("IAS 34") as issued by the IASB (the "Q3 2026 Financial Statements”), and the related notes contained therein. All amounts in this MD&A, the 2025 Annual Financial Statements, and the Q3 2026 Financial Statements are expressed in United States dollars (“USD”) unless identified otherwise.
This MD&A refers to various non-Generally Accepted Accounting Principles (“non-GAAP”) measures, which are used by the Company to manage and evaluate operating performance at each of the Company’s mines and are widely reported in the mining industry as benchmarks for performance, do not have standardized meanings under IFRS Accounting Standards, and the methodology by which these measures are calculated may differ from similar measures reported by other companies. To facilitate a better understanding of these non-GAAP measures as calculated by the Company, additional information has been provided in this MD&A. Please refer to the section of this MD&A entitled “Alternative Performance (Non-GAAP) Measures” for a detailed description of these measures, and a reconciliation, where appropriate, of these measures to the Q3 2026 Financial Statements.

PAN AMERICAN SILVER CORP.	1

Management Discussion and Analysis
For the three and nine months ended September 30, 2026 and 2025
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
Any reference to "Attributable" in this MD&A should be understood to reflect the Company's ownership share of results, which includes results from the operations that the Company has a 100% ownership interest in as well as from the operations, specifically the Juanicipio mine and the San Vicente mine, that the Company does not own a 100% interest in. Any reference to “AISC” in this MD&A should be understood to mean all-in sustaining costs per silver or gold ounce sold, net of impact of by-product metals (respectively, the "Silver Segment AISC" or "Gold Segment AISC"), presented on an Attributable basis.
Except for historical information contained in this MD&A, the following disclosures are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian provincial securities laws, or are future oriented financial information and as such, are based on an assumed set of economic conditions and courses of action. Please refer to the cautionary note regarding forward-looking statements and information at the back of this MD&A, the “Risks Related to Our Business” contained in the Company’s most recent Annual Information Form on file with the Canadian provincial securities regulatory authorities and Form 40-F on file with the U.S. Securities and Exchange Commission (the “SEC”). Additional information about Pan American and its business activities are available on SEDAR+ at www.sedarplus.ca and with the SEC on EDGAR at www.sec.gov/edgar.
CORE BUSINESS AND STRATEGY

Pan American engages in silver and gold mining and related activities, including exploration, mine development, extraction, processing, refining and reclamation. The Company's portfolio of assets is located in Chile, Peru, Brazil, Mexico, Canada, Argentina, Bolivia, and Guatemala. In addition, the Company is exploring for new silver and gold deposits and opportunities throughout the Americas. The Company's commons shares are listed on the Toronto Stock Exchange (Symbol: PAAS) (the "TSX") and on the New York Stock Exchange (Symbol: PAAS) (the "NYSE").
Pan American’s vision is to be the world’s premier silver producer, with a reputation for excellence in discovery, engineering, innovation and sustainable development. Our strategy to achieve this vision is to:
•Generate sustainable profits and superior returns on investments through the safe, efficient and environmentally sound development and operation of our assets.
•Constantly replace and grow our mineral reserves and mineral resources through targeted near-mine exploration and global business development.
•Foster positive long-term relationships with our employees, shareholders, communities and local governments through open and honest communication and ethical and sustainable business practices.
•Continually search for opportunities to upgrade and improve the quality of our assets, both internally and through acquisition.
•Encourage our employees to be innovative, responsive and entrepreneurial throughout our entire organization.

PAN AMERICAN SILVER CORP.	2

Management Discussion and Analysis
For the three and nine months ended September 30, 2026 and 2025
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
Q3 2026 OPERATIONAL AND FINANCIAL HIGHLIGHTS

Attributable silver production of 6.07 million ounces
Attributable silver production for the three months ended September 30, 2026 ("Q3 2026") was 6.07 million ounces, 0.61 million ounces higher than the 5.46 million ounces produced in the three months ended September 30, 2025 ("Q3 2025"), largely driven by the contribution of the full three months of production from the Juanicipio mine.
Attributable gold production of 167.9 thousand ounces
Attributable gold production for Q3 2026 was 167.9 thousand ounces, 15.6 thousand ounces lower than the 183.5 thousand ounces produced in Q3 2025.
Silver Segment and Gold Segment AISC(1)
Silver Segment AISC for Q3 2026 of $11.21 per ounce were $4.22 per ounce lower than in Q3 2025.
Gold Segment AISC for Q3 2026 of $2,281 per ounce were $584 per ounce higher than in Q3 2025.
2026 Operating Outlook
Attributable silver production for Q3 2026 was below the Company’s 2026 Quarterly Operating Outlook, primarily due to mine sequencing at Juanicipio and Cerro Moro, while Silver Segment AISC were better than forecast. Attributable gold production for Q3 2026 was below the revised 2026 Quarterly Operating Outlook, primarily due to an increase in leach pad inventory at Shahuindo and grade underperformance and higher dilution at Timmins West, which impacted gold production at the Timmins operation. Based on production and costs to date, the Company reiterates its 2026 Operating Outlook for silver production, zinc, lead and copper ("base metal") production, Silver Segment AISC, and sustaining capital expenditures, as provided in the Company's annual Management Discussion and Analysis dated February 18, 2026 (the "2025 Annual MD&A"). The Company now expects 2026 silver production to be at the low end of the annual 2026 guidance range of 25 to 27 million ounces, primarily due to unplanned downtime in Q4 2026 at Huaron, as well as from a higher ratio of gold-to-silver production at Cerro Moro. Full-year Silver Segment AISC are expected to be towards the low end of the annual guidance range. The Company has also revised its estimate for 2026 gold production to be between 660 and 680 thousand ounces, reflecting lower expected gold production for the remainder of the year at Jacobina, El Peñon, Shahuindo and Timmins, with Gold Segment AISC now expected to be between $2,000 and $2,150 per gold ounce in 2026 as a result of the lower estimated production and higher costs for development, labour and consumables.
Income Statement, Cash Flow, Liquidity and Working Capital Position
Revenue in Q3 2026 of $1.0 billion was 18% higher than in Q3 2025, primarily as a result of higher metal prices.
Attributable revenue(1) in Q3 2026 was $1.1 billion inclusive of the Company's 44% ownership share of revenue from Juanicipio, which was acquired in September 2025 as part of the MAG Silver Corp. ("MAG") acquisition ("MAG Acquisition").
Net earnings of $357 million, or $0.86 basic earnings per share, were recorded for Q3 2026, compared with net earnings of $169 million, or $0.45 basic earnings per share, in Q3 2025.
Adjusted earnings(1) of $287 million, or $0.69 adjusted earnings per share in Q3 2026, compared to adjusted earnings of $180 million, or $0.48 adjusted earnings per share, in Q3 2025.
Cash flow from operations was $377 million in Q3 2026, compared to $313 million generated in Q3 2025.
Attributable cash flow from operations(1) was $462 million in Q3 2026, inclusive of the Company's 44% ownership share of cash flow from operations from Juanicipio.
Attributable free cash flow(1) generated was $377 million in Q3 2026, compared to $256 million in Q3 2025.

PAN AMERICAN SILVER CORP.	3

Management Discussion and Analysis
For the three and nine months ended September 30, 2026 and 2025
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
Total shareholder returns of $300 million in Q3 2026 through 4,753 thousand common shares repurchased for cancellation at an average price of $47.12 per share for a total consideration of approximately $224 million under the Company's Normal Course Issuer Bid ("NCIB"), and dividend payments of $76 million at $0.184 per share.
Liquidity and Working Capital: As at September 30, 2026, the Company had Working Capital(1) of $1,630 million, inclusive of cash and cash equivalents and short-term investments of $1,700 million, and $1,500 million available under its amended senior unsecured revolving Credit Facility ("Credit Facility"). Total Debt(1) of $844 million is primarily related to the Senior Notes (as defined in the section "Credit Facility, Senior Notes and Commitments"), as well as certain lease liabilities.
(1)AISC, Adjusted earnings, Attributable revenue, Attributable cash flow from operations, Attributable free cash flow, Working Capital and Total Debt are non-GAAP measures, and AISC is presented on an Attributable basis; please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed reconciliation of these measures to the Q3 2026 Financial Statements.
Consolidated Financial and Operational Results

		Three months ended September 30,		Nine months ended September 30,
	Unit	2026	2025	2026	2025
FINANCIAL
Revenue	$M	$1,006	$855	$3,284	$2,440
Net earnings	$M	$357	$169	$1,118	$528
Basic earnings per share(1)(2)	$/share	$0.86	$0.45	$2.67	$1.43
Adjusted earnings(2)	$M	$287	$180	$1,054	$488
Adjusted earnings per share(1)(2)	$/share	$0.69	$0.48	$2.52	$1.33
Cash flow from operations	$M	$377	$313	$1,202	$784
ATTRIBUTABLE FINANCIAL(3)
Revenue	$M	$1,137	$885	3,737	$2,467
Cash flow from operations	$M	$462	$328	$1,461	$798
Sustaining capital expenditures(4)	$M	$(85)	$(72)	$(252)	$(194)
Free cash flow(2)	$M	$377	$256	$1,209	$604
ATTRIBUTABLE PRODUCTION(3)
Silver Production	koz	6,070	5,462	18,974	15,559
Gold Production	koz	167.9	183.5	503.1	544.4
Zinc Production	kt	15.2	12.6	46.0	39.1
Lead Production	kt	7.7	6.2	24.0	18.9
Copper Production	kt	0.7	0.8	2.0	2.2
AISC(2)(3)
Silver Segment	$/Ag oz	$11.21	$15.43	$12.20	$16.21
Gold Segment	$/Au oz	$2,281	$1,697	$2,036	$1,595
AVERAGE REALIZED PRICES(5)
Silver	$/oz	$63.74	$39.08	$74.12	$34.27
Gold	$/oz	$4,267	$3,479	$4,509	$3,210
Zinc	$/t	$3,910	$2,768	$3,715	$2,745
Lead	$/t	$1,818	$1,955	$1,941	$1,961
Copper	$/t	$15,059	$9,791	$14,336	$9,504
(1)Per share amounts are based on basic weighted average common shares.
(2)Non-GAAP measure; please refer to the "Alternative Performance (non-GAAP) Measures" section of this MD&A for further information on these measures.
(3)Attributable financial, production and AISC figures are inclusive of Pan American's 44.0% interest in the Juanicipio mine less Pan American's non-controlling 5.0% interest in the San Vicente mine. Pan American uses the equity method to account for its interest in Juanicipio, as presented in the Company's Q3 2026 Financial Statements under Note 7 "Investment In Juanicipio".
(4)As included in the AISC reconciliation of payments for mineral properties, plant and equipment and sustaining capital, inclusive of Pan American's 44.0% interest in the Juanicipio mine and reduced for Pan American's non-controlling 5.0% interest in the San Vicente mine.
(5)Metal prices stated are inclusive of final settlement adjustments on concentrate sales.

PAN AMERICAN SILVER CORP.	4

Management Discussion and Analysis
For the three and nine months ended September 30, 2026 and 2025
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
2026 OPERATING PERFORMANCE

Silver Production
Attributable silver production for Q3 2026 was 6.07 million ounces compared with 5.46 million ounces reported in Q3 2025. The increase was primarily attributable to a 0.92 million ounce increase at Juanicipio, reflecting the contribution of the full three months of ownership of a 44% interest in the operation, partially offset by: (i) a 0.12 million ounce reduction at Dolores, as residual heap leaching progresses; and (ii) a 0.11 million ounce decrease at El Peñon due to lower throughput following the exhaustion of low-grade stockpiled ore.
Attributable silver production for the nine months ended September 30, 2026 ("YTD 2026") was 18.97 million ounces compared with 15.56 million ounces in the nine months ended September 30, 2025 ("YTD 2025"). The increase was primarily attributable to: (i) a 4.40 million ounce increase at Juanicipio, reflecting the contribution of the full nine months of ownership of a 44% interest in the operation; and (ii) a 0.22 million ounce increase at La Colorada, driven by higher silver grades as a result of mine sequencing into higher silver grade ore zones. These increases were partially offset by: (i) a 0.49 million ounce reduction at Dolores, as residual heap leaching progresses; (ii) a 0.33 million ounce decrease at Huaron, primarily driven by lower throughput and silver grades from a greater contribution of lower grade development ore; (iii) a 0.22 million ounce decrease at Minera Florida from lower grade ores mined as a result of mine sequencing; and (iv) a decrease of 0.21 million ounces at El Peñon due to the exhaustion of the low-grade stockpiled ore.
Gold Production
Attributable gold production for Q3 2026 was 167.9 thousand ounces compared with 183.5 thousand ounces in Q3 2025. The decrease was primarily driven by: (i) a 7.1 thousand ounce decrease at El Peñon due to lower throughput from the exhaustion of the low-grade stockpiled ore and underperformance of planned higher-grade stopes, which were replaced by production from lower gold grade structures; (ii) a 6.5 thousand ounce reduction at Jacobina due to lower throughput resulting from planned maintenance activities and mine sequencing into lower-grade ore zones to mitigate geotechnical risks and redistribute mining zones to mine closer to the average mineral reserve grade; and (iii) a 4.2 thousand ounce decrease at Shahuindo driven primarily by an increase in leach pad inventory. These decreases were partially offset by: (i) a 4.0 thousand ounce increase at Cerro Moro due to higher grades from mine sequencing into higher gold grade ore zones; and (ii) a 3.6 thousand ounce increase at Juanicipio, reflecting the contribution of the full three months of ownership of a 44% interest in the operation.
Attributable gold production for YTD 2026 was 503.1 thousand ounces compared with 544.4 thousand ounces in YTD 2025. The decrease was primarily attributable to the same factors affecting the quarter-over-quarter performance, in addition to decreased production at Dolores due to the same factors that affected silver production.
AISC
Silver Segment AISC for Q3 2026 of $11.21 per ounce were $4.22 per ounce lower than in Q3 2025, primarily due to: (i) the higher contribution of attributable silver ounces sold from Juanicipio, which has a relatively lower cost structure, reflecting a full three months of ownership; (ii) Cerro Moro, largely reflecting a higher impact of gold by-products as a result of a higher gold-to-silver production ratio and higher gold prices; and (iii) Huaron, mainly driven by a higher impact of base metal by-products from higher zinc prices and production, as well as lower sustaining capital expenditures. These factors decreasing AISC were partially offset by: (i) La Colorada, largely driven by higher sustaining capital expenditures, higher production costs, and higher royalties from net-profit-driven payments to an adjacent concession owner; and (ii) San Vicente, driven by higher royalties due to higher metal prices and increased sustaining capital expenditures.
Silver Segment AISC for YTD 2026 of $12.20 per ounce were $4.01 per ounce lower than in YTD 2025, largely reflecting the same factors that impacted the quarter-over-quarter variance, except at Huaron, where higher production costs and lower grades more than offset the favorable impact of higher zinc prices and production.

PAN AMERICAN SILVER CORP.	5

Management Discussion and Analysis
For the three and nine months ended September 30, 2026 and 2025
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
Gold Segment AISC for Q3 2026 of $2,281 per ounce were $584 per ounce higher than in Q3 2025, driven by: (i) Jacobina and Minera Florida, mainly due to higher production costs and the cost impact of mining lower grade ores, as well as higher sustaining capital expenditures; (ii) Dolores, mainly driven by increased production costs per ounce resulting from reinitiation of fresh ore heap loading and leaching from low-grade stockpiles, increased cyanide consumption to treat the fresh ore, the construction of a new ramp to facilitate stockpile heap loading and the cost per ounce impact of lower production; (iii) Shahuindo, mainly driven by higher production costs from higher contractor and material costs related to hauling, loading and mine maintenance, and a higher strip ratio; and (iv) Timmins, primarily due to increased contractor and materials costs related to ground support, mine development and maintenance.
Gold Segment AISC for YTD 2026 of $2,036 per ounce were $441 per ounce higher than in YTD 2025, primarily reflecting the same factors that affected the quarter-over-quarter variance, partly offset by lower AISC at El Peñon, mainly reflecting a higher impact of by-product metals from a higher silver-to-gold production ratio and higher silver prices, partially offset by higher production costs related to increased labour costs, ground support activities and additional personnel transportation costs from road closures related to heavy rains during Q3 2026.
2026 Operating Outlook
Based on production and costs to date, the Company reiterates its 2026 Operating Outlook for silver production, zinc, lead and copper ("base metal") production, Silver Segment AISC, and sustaining capital expenditures, as provided in the 2025 Annual MD&A. Project capital is now expected to be between $195 and $210 million in 2026 compared to the previous guidance range of $240 to $255 million, as per the MD&A for the period ended March 31, 2026, due to the timing of spending.
The Company now expects 2026 silver production to be at the low end of the annual 2026 guidance range of 25 to 27 million ounces, primarily due to unplanned downtime in Q4 2026 at Huaron to repair the primary grinding mill foundation, as well as from a higher ratio of gold-to-silver production at Cerro Moro. The Company maintains its original outlook for Silver Segment AISC of $15.75 to $18.25 per silver ounce, with AISC expected to be towards the low end of the range.
The Company has revised its 2026 Operating Outlook for gold production to a range of 660 to 680 thousand ounces, reflecting below-plan gold production at Jacobina, El Peñon, Shahuindo and Timmins in 2026.
At Jacobina, the Company has reduced its full year production forecast to reflect measures being implemented during Q4 2026 to address deficiencies noted during a technical inspection from Brazil's National Mining Agency, mainly related to primary ventilation redundancies and completion of secondary egress in certain areas of the mine. Mine sequencing has been modified to allow the remediation work to occur, resulting in lower-than-planned production from affected areas and substitution of lower-grade material from unaffected areas. The Company has also increased processing of stockpile inventory to partially offset the reduced mine production. The Company expects that the remediation of the deficiencies and adjustments to mine sequencing will result in processing lower grade ores for the remainder of 2026. We are evaluating the potential impact on 2027 production.
In addition, the Company continues to manage risks associated with seismicity, as previously reported; these measures require increased pillar size, resulting in decreased mining rates in some higher-grade areas, partially offset by increased production from lower-grade areas in the mine and increased development rates to open new mining zones.
As previously reported, production at El Peñon has been impacted by underperformance in certain higher-grade stopes, resulting in lower gold grades. The Company is advancing plans for infill drilling in areas scheduled for production in 2027, while continuing resource-definition drilling and evaluating additional exploration targets with potential to define high-grade mineralization.
At Shahuindo, the revision reflects a deferral of some production due to an increase in leach pad inventory and the potential impacts from managing heavier-than-normal rainfall related to a very strong El Niño weather system during Q4 2026.

PAN AMERICAN SILVER CORP.	6

Management Discussion and Analysis
For the three and nine months ended September 30, 2026 and 2025
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
Timmins production in 2026 has been impacted by a delay in accessing higher grade stopes and grade underperformance.
Gold Segment AISC is now expected to be between $2,000 to $2,150 per gold ounce in 2026 as a result of: the lower estimated production; increased development rates at Jacobina and El Peñon; higher labour and consumables costs, driven in part by currency appreciation and energy markets; and the El Niño-related weather impact on operations.
Please see Pan American's 2025 Annual MD&A, for further details on the Company's original 2026 Operating Outlook, including the original breakdown of the 2026 Operating Outlook by quarter, and the MD&A dated August 12, 2026 for revisions to the original 2026 Operating Outlook. Please also refer to the "Cautionary Note Regarding Forward-Looking Statements and Information" section of this MD&A.

		YTD 2026 Operating Outlook	YTD Actual	Original 2026 Operating Outlook(1)	Revised 2026 Operating Outlook(2)
Attributable Silver Production	Moz	18.65 - 20.15	18.97	25.00 - 27.00	no change(3)
Attributable Gold Production	koz	517.5 - 554.0	503.1	700.0 - 750.0	660.0 - 680.0
Silver Segment AISC(4)	$/oz	15.09 - 17.42	12.20	15.75 - 18.25	no change
Gold Segment AISC (4)	$/oz	1,775 - 1,916	2,036	1,700 - 1,850	2,000 - 2,150
Sustaining Capital Expenditures	$M	247 - 263	252	320 - 340	no change
(1)The Original 2026 Operating Outlook was provided in the Company's MD&A dated February 18, 2026. The Original 2026 AISC forecasts assume average metal prices of $70.00/oz for silver, $4,200/oz for gold, $3,000/tonne ($1.36/lb) for zinc, $2,000/tonne ($0.91/lb) for lead, and $10,000/tonne ($4.54/lb) for copper; and average annual exchange rates relative to 1 USD of $18.50 for the Mexican peso ("MXN"), $3.45 for the Peruvian sol ("PEN"), $1,427 for the Argentine peso ("ARS"), $7.00 for the Bolivian boliviano ("BOB"), $1.39 for the Canadian dollar ("CAD"), $950 for the Chilean peso ("CLP") and $5.50 for the Brazilian real ("BRL").
(2)The Revised 2026 AISC forecasts assume YTD 2026 realized metal prices and exchange rates, and the following metal prices for Q4 2026: $60.00/oz for silver, $4,150/oz for gold, $3,800/tonne ($1.72/lb) for zinc, $1,800/tonne ($0.82/lb) for lead, and $14,000/tonne ($6.35/lb) for copper; and average exchange rates relative to 1 USD for Q4 2026: of $17.50 for the Mexican peso ("MXN"), $3.40 for the Peruvian sol ("PEN"), $1,579 for the Argentine peso ("ARS"), $11.30 for the Bolivian boliviano ("BOB"), $1.40 for the Canadian dollar ("CAD"), $920 for the Chilean peso ("CLP") and $5.20 for the Brazilian real ("BRL").
(3)Attributable silver production is expected to be at the low end of the Original 2026 Operating Outlook range.
(4)AISC is a non-GAAP measure. Please refer to the "Alternative Performance (Non-GAAP) Measures" section of this MD&A for further information on this measure.

PAN AMERICAN SILVER CORP.	7

Management Discussion and Analysis
For the three and nine months ended September 30, 2026 and 2025
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
Silver Segment Operations
La Colorada, Mexico

Summary of Operating and Financial Statistics		Three months ended September 30,		Nine months ended September 30,
	Unit	2026	2025	2026	2025
Ore mined(1)	kt	176	182	515	540
Ore processed	kt	176	182	515	540
Silver grade	g/t	291.0	275.8	296.6	272.5
Gold grade	g/t	0.28	0.29	0.29	0.31
Zinc grade	%	1.41	1.68	1.54	1.97
Lead grade	%	0.78	0.92	0.84	1.08
Silver produced	koz	1,546	1,505	4,622	4,401
Gold produced	koz	1.0	1.1	3.1	3.5
Zinc produced	kt	2.1	2.6	6.6	9.0
Lead produced	kt	1.2	1.4	3.7	5.1
AISC per ounce sold	$/Ag oz	$47.81	$22.93	$46.04	$22.36
Sustaining capital expenditures	$M	$11	$4	$27	$12
Project capital expenditures(2)	$M	$4	$3	$7	$10
(1)Includes 98 thousand tonnes, or 56% of the ore mined, at an average grade of 320 g/t Ag and 0.30 g/t Au, and 267 thousand tonnes, or 52% of the ore mined, at an average grade of 338 g/t Ag and 0.31 g/t Au for Q3 2026 and YTD 2026, respectively, that is subject to a third-party net profit share agreement (Q3 2025 and YTD 2025: 45 thousand tonnes, or 25% of ore mined, at an average grade of 344 g/t Ag and 0.41 g/t Au, and 113 thousand tonnes, or 21% of ore mined, at an average grade of 301 g/t Ag and 0.44 g/t Au, respectively).
(2)Project capital expenditures exclude La Colorada Skarn project capital. Please refer to the 'Project Updates' section of the MD&A for a detailed description of the La Colorada Skarn project.
Q3 2026 compared to Q3 2025
Silver production increased by 3%, as mine sequencing resulted in higher silver grades through increased mining of higher-silver, lower-base-metal ore zones, including a greater proportion of ore from adjacent third-party concessions, partially offset by a lack of oxide ore mined and processed as in the prior quarter.
AISC increased by $24.88 per ounce, driven by higher sustaining capital expenditures, higher production costs from increased drilling activity and employee bonuses, and higher royalties from net-profit-driven payments to an adjacent concession owner for undertaking increased mining activities on their concession at higher metal prices.
Sustaining capital expenditures increased by $7 million, mainly due to increased mine equipment replacements and mine infrastructure improvements, as well as higher investments for near-mine exploration.
Project capital expenditures increased by $1 million, directed towards exploration and underground development aimed at the mineral resource extensions in the deep eastern and south-eastern sections of the Colorada Vein mine. Please refer to the "Project Updates" section of the MD&A for a detailed description of the La Colorada Skarn project and related investment.
YTD 2026 compared to YTD 2025
Silver production increased by 5%, due to the same factors that impacted the quarter-over-quarter silver production.
AISC increased by $23.68 per ounce, driven largely by the same factors that impacted quarter-over-quarter AISC.
Sustaining capital expenditures increased by $15 million, due to increased mine equipment replacements, higher investments on near-mine exploration, and increased mine infrastructure improvements.
Project capital expenditures decreased by $3 million as a result of lower expansionary capitalized development and exploration expenditures at the La Colorada vein mine. Please refer to the "Project Updates" section of the MD&A for a detailed description of the La Colorada Skarn project and related investment.

PAN AMERICAN SILVER CORP.	8

Management Discussion and Analysis
For the three and nine months ended September 30, 2026 and 2025
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
Juanicipio, Mexico (44% ownership interest)

Summary of Operating and Financial Statistics(1)(2)		Three months ended September 30,		Nine months ended September 30,
	Unit	2026	2025	2026	2025
Ore mined	kt	159	52	464	52
Ore processed	kt	152	50	452	50
Silver grade	g/t	330.4	393.0	370.0	393.0
Gold grade	g/t	1.48	1.53	1.44	1.53
Zinc grade	%	3.26	3.50	3.77	3.50
Lead grade	%	1.91	2.17	2.16	2.17
Silver produced	koz	1,495	580	4,985	580
Gold produced	koz	5.5	1.9	16.1	1.9
Zinc produced	kt	3.9	1.4	13.5	1.4
Lead produced	kt	2.6	1.0	8.8	1.0
AISC per ounce sold	$/Ag oz	$(7.00)	$(7.34)	$(5.25)	$(7.34)
Sustaining capital expenditures	$M	$6	$2	$18	$2
Project capital expenditures	$M	$—	$—	$6	$—
(1)Data represents Pan American's 44% interest.
(2)Juanicipio was acquired on September 4, 2025, thus comparative period operating and financial results are limited to the period following the acquisition.
Q3 2026 compared to Q3 2025
Attributable silver production increased by 0.92 million ounces, reflecting the operational contribution of the full three months of ownership, despite lower silver grades, as expected as the mine sequence transitions to lower silver grade and higher base metal grade ore zones.
AISC increased by $0.34 per ounce, primarily due to higher production costs per ounce from mining lower silver grade ores, partially offset by a higher impact of by-products per ounce from a higher ratio of base metal to silver sales and higher base metal prices.
Sustaining capital expenditures increased by $4 million, reflecting the contribution of the full three months of operations.
YTD 2026 compared to YTD 2025
Attributable silver production increased by 4.41 million ounces, reflecting the operational contribution of the full nine months of ownership.
AISC increased by $2.09 per ounce, primarily due to higher production costs per ounce from mining lower silver grade ores and higher direct selling costs per ounce from the timing of the annual true-up for adjustments to benchmarked contracts, partially offset by lower sustaining capital per ounce.
Sustaining capital expenditures increased by $16 million, reflecting the contribution of the full nine months of operations.
Project capital expenditures increased by $6 million, directed towards the underground transfer conveyor project, which is expected to improve efficiency and reduce the cost of transporting ore from the San José del Valle ramp to the surface. Construction of the conveyor was completed in Q3 2026, with commissioning expected to be completed by the end of 2026.

PAN AMERICAN SILVER CORP.	9

Management Discussion and Analysis
For the three and nine months ended September 30, 2026 and 2025
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
Cerro Moro, Argentina

Summary of Operating and Financial Statistics		Three months ended September 30,		Nine months ended September 30,
	Unit	2026	2025	2026	2025
Ore mined	kt	154	122	381	320
Waste mined	kt	763	988	2,614	2,814
Ore processed	kt	105	106	327	316
Silver grade	g/t	151.8	175.5	177.4	168.4
Gold grade	g/t	7.06	5.81	6.99	5.79
Silver produced	koz	478	559	1,739	1,592
Gold produced	koz	22.8	18.8	70.3	55.5
AISC per ounce sold	$/Ag oz	$(43.18)	$(5.36)	$(58.02)	$(3.56)
Sustaining capital expenditures	$M	$2	$1	$5	$10
Project capital expenditures	$M	$9	$3	$17	$3
Q3 2026 compared to Q3 2025
Silver production and gold production decreased by 14% and increased by 21%, respectively, mainly due to mine sequencing into higher gold grade ore and lower silver grade ore in the Martina zone.
AISC decreased by $37.82 per ounce, mainly driven by a $73.76 per ounce higher impact of gold by-products as a result of a higher gold-to-silver production ratio and higher gold prices. This was partially offset by higher production costs due to higher labour costs from the impact of high local inflation rates outpacing currency devaluation, higher diesel prices and increased mining contractor services, as well as higher royalties from increased metal prices.
Sustaining capital expenditures increased by $1 million due to increased investments for mine equipment replacements and underground mine development.
Project capital expenditures increased by $6 million for exploration initiatives aimed at extending the mine life, as well as investments related to the tailings storage facility expansion.
YTD 2026 compared to YTD 2025
Silver production and gold production increased by 9% and 27%, mainly due to mine sequencing into higher grade ore zones, as well as higher throughput.
AISC decreased by $54.46 per ounce, mainly driven by a $63.06 per ounce higher impact of gold by-products, primarily due to higher gold prices, and lower sustaining capital expenditures, partly offset by higher royalties from increased metal prices.
Sustaining capital expenditures decreased by $5 million due to sustaining exploration capital being redirected to project capital aimed at extending the mine life.
Project capital expenditures increased by $14 million from the same factors impacting quarter-over-quarter sustaining capital.

PAN AMERICAN SILVER CORP.	10

Management Discussion and Analysis
For the three and nine months ended September 30, 2026 and 2025
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
Huaron, Peru

Summary of Operating and Financial Statistics		Three months ended September 30,		Nine months ended September 30,
	Unit	2026	2025	2026	2025
Ore mined	kt	257	258	748	779
Ore processed	kt	240	253	728	781
Silver grade	g/t	122.8	110.2	114.4	120.9
Zinc grade	%	2.77	2.51	2.43	2.72
Lead grade	%	1.68	1.50	1.58	1.68
Copper grade	%	0.32	0.29	0.30	0.27
Silver produced	koz	785	755	2,225	2,550
Zinc produced	kt	5.4	5.2	14.1	17.4
Lead produced	kt	3.1	3.0	9.0	10.6
Copper produced	kt	0.4	0.5	1.1	1.2
AISC per ounce sold	$/Ag oz	$28.48	$33.06	$32.48	$21.85
Sustaining capital expenditures	$M	$6	$9	$23	$18
Project capital expenditures	$M	$4	$3	$9	$8
Q3 2026 compared to Q3 2025
Silver production increased by 4%, primarily driven by higher silver grades as a result of mine sequencing, partially offset by lower throughput from unplanned plant downtime to make repairs to the primary grinding mill foundation and equipment. Repairs to the primary grinding mill foundation and equipment are ongoing, and are anticipated to be completed in November, resulting in additional unplanned downtime in Q4 2026.
AISC decreased by $4.58 per ounce, mainly driven by a higher impact of base metal by-products from higher zinc prices and production, as well as lower sustaining capital expenditures, partially offset by higher production costs for ground support and development.
Sustaining capital expenditures decreased by $3 million, primarily due to lower sustaining capitalized development investments.
Project capital expenditures increased by $1 million, reflecting increased investments for capitalized development in order to increase stope inventory and build mine plan flexibility, partially offset by lower spending on the dry-stack tailings storage facility.
YTD 2026 compared to YTD 2025
Silver production decreased by 13%, primarily driven by lower throughput and lower silver grades due to a greater contribution from lower-grade development ore processed during the first half of the year.
AISC increased by $10.63 per ounce, mainly driven by increased labour costs from higher employee participation, increased dry stack tailings, mine maintenance and ground support costs, mining of lower grade ore, and higher sustaining capital expenditures; partially offset by a higher impact of base metal by-products.
Sustaining capital expenditures increased by $5 million, mainly due to higher investments for mine equipment replacements and mine infrastructure improvements, as well as plant upgrades.
Project capital expenditures increased by $1 million, largely driven by the same factors that impacted the quarter-over-quarter results.

PAN AMERICAN SILVER CORP.	11

Management Discussion and Analysis
For the three and nine months ended September 30, 2026 and 2025
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
San Vicente, Bolivia (95% ownership interest)

Summary of Operating and Financial Statistics(1)		Three months ended September 30,		Nine months ended September 30,
	Unit	2026	2025	2026	2025
Ore mined	kt	93	98	274	285
Ore processed	kt	95	94	274	282
Silver grade	g/t	264.6	280.9	263.9	263.0
Zinc grade	%	2.74	2.41	2.91	2.72
Lead grade	%	0.22	0.29	0.26	0.33
Copper grade	%	0.19	0.27	0.20	0.24
Silver produced	koz	717	765	2,105	2,163
Zinc produced	kt	2.3	1.8	6.8	6.4
Lead produced	kt	0.2	0.2	0.5	0.7
Copper produced	kt	0.1	0.2	0.4	0.5
AISC per ounce sold	$/Ag oz	$19.20	$16.80	$36.16	$19.84
Sustaining capital expenditures	$M	$3	$1	$7	$3
(1)Data represents Pan American's 95.0% interest.
Q3 2026 compared to Q3 2025
Attributable silver production decreased by 6%, driven by planned mine sequencing into lower silver grade and higher zinc grade ore zones.
AISC increased by $2.40 per ounce, driven by higher royalties due to higher metal prices, despite lower royalty expense recognition from the timing of exports, and increased sustaining capital expenditures, partly offset by a higher impact of base metal by-products resulting from higher zinc prices, and lower production costs, primarily reflecting lower labour costs driven by Boliviano devaluation.
Sustaining capital expenditures increased by $2 million from higher expenditures on the expansion of the tailings storage facility and mine equipment replacements.
YTD 2026 compared to YTD 2025
Attributable silver production decreased by 3%, driven by lower throughput from scheduled plant maintenance in Q1 2026.
AISC increased by $16.32 per ounce, primarily driven by higher royalties as a result of higher metal prices and increased sustaining capital expenditures.
Sustaining capital expenditures increased by $4 million from higher expenditures on the expansion of the tailings storage facility and increased investments for plant upgrades as part of the plant maintenance in Q1 2026.

PAN AMERICAN SILVER CORP.	12

Management Discussion and Analysis
For the three and nine months ended September 30, 2026 and 2025
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
Gold Segment Operations
Jacobina, Brazil

Summary of Operating and Financial Statistics		Three months ended September 30,		Nine months ended September 30,
	Unit	2026	2025	2026	2025
Ore mined	kt	783	833	2,249	2,430
Ore processed	kt	730	796	2,270	2,386
Gold grade	g/t	1.82	1.93	1.82	1.91
Gold produced	koz	40.5	47.0	126.0	139.7
AISC per ounce sold	$/Au oz	$1,813	$1,295	$1,780	$1,278
Sustaining capital expenditures	$M	$14	$11	$47	$29
Project capital expenditures	$M	$13	$19	$36	$27
Q3 2026 compared to Q3 2025
Gold production decreased by 14%, primarily driven by lower throughput resulting from planned maintenance activities and mine sequencing into lower grade ore zones to mitigate geotechnical risks associated with seismic activity and to redistribute mining zones to mine closer to the average mineral reserve grade.
AISC increased by $518 per ounce, mainly driven by higher production costs due to the appreciation of the Brazilian real, increased ground support and maintenance costs, as well as the cost impact of mining lower grade ores. AISC were also impacted by higher sustaining capital expenditures.
Sustaining capital expenditures increased by $3 million, primarily relating to increased mine equipment replacements, higher sustaining exploration expenditures and plant upgrades.
Project capital expenditures decreased by $6 million. Please refer to the "Project Updates" section of the MD&A for a detailed description of the project related investment.
YTD 2026 compared to YTD 2025
Gold production decreased by 10%, mainly driven by the same factors that impacted the quarter-over-quarter gold production.
AISC increased by $502 per ounce, driven by the same factors that impacted quarter-over-quarter AISC.
Sustaining capital expenditures increased by $18 million, primarily relating to increased investments for mine equipment replacements, plant upgrades and tailings storage facility expansions, partially offset by lower sustaining exploration expenditures.
Project capital expenditures increased by $9 million. Please refer to the "Project Updates" section of the MD&A for a detailed description of the project related investment.

PAN AMERICAN SILVER CORP.	13

Management Discussion and Analysis
For the three and nine months ended September 30, 2026 and 2025
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
El Peñon, Chile

Summary of Operating and Financial Statistics		Three months ended September 30,		Nine months ended September 30,
	Unit	2026	2025	2026	2025
Ore mined	kt	288	272	780	801
Ore processed	kt	293	352	959	1,047
Silver grade	g/t	97.5	93.7	95.9	95.2
Gold grade	g/t	2.42	2.66	2.24	2.64
Silver produced	koz	825	938	2,636	2,851
Gold produced	koz	21.5	28.6	64.9	84.6
AISC per ounce sold	$/Au oz	$1,201	$1,245	$586	$1,248
Sustaining capital expenditures	$M	$10	$10	$29	$29
Q3 2026 compared to Q3 2025
Gold production decreased by 25%, primarily due to lower throughput following the exhaustion of low-grade stockpiled ore and underperformance of planned higher-grade stopes, which were replaced by production from lower gold grade structures.
Silver production decreased by 12%, due to lower throughput following the exhaustion of low-grade stockpiled ore, partially offset by higher silver grade ores processed due to the exhaustion of the low-grade stockpiled ore.
AISC decreased by $44 per ounce, mainly driven by a higher impact of by-product metals from a higher silver-to-gold production ratio and higher silver prices, partially offset by higher production costs related to increased labour costs, ground support activities and additional personnel transportation costs from heavy rain-related road closures.
Sustaining capital expenditures were consistent quarter-over-quarter.
YTD 2026 compared to YTD 2025
Gold production decreased by 23%, primarily due to the same factors that impacted quarter-over-quarter gold production.
Silver production decreased by 8%, mainly due to the same factors that impacted quarter-over-quarter silver production.
AISC decreased by $662 per ounce, due to the same factors that impacted quarter-over-quarter AISC.
Sustaining capital expenditures were consistent period-over-period.

PAN AMERICAN SILVER CORP.	14

Management Discussion and Analysis
For the three and nine months ended September 30, 2026 and 2025
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
Timmins, Canada

Summary of Operating and Financial Statistics		Three months ended September 30,		Nine months ended September 30,
	Unit	2026	2025	2026	2025
Ore mined	kt	359	336	1,029	1,045
Ore processed	kt	357	346	1,036	1,050
Gold grade	g/t	2.34	2.33	2.34	2.39
Silver produced	koz	3	3	9	10
Gold produced	koz	23.8	24.7	74.2	77.7
AISC per ounce sold	$/Au oz	$3,390	$2,684	$2,979	$2,382
Sustaining capital expenditures	$M	$11	$12	$34	$32
Project capital expenditures	$M	$8	$3	$22	$7
Q3 2026 compared to Q3 2025
Gold production decreased by 4%, primarily due to the timing of in circuit inventory movements. This was partially offset by higher throughput, driven by increased mine production from Timmins West.
AISC increased by $706 per ounce, driven by higher production costs due to increased contractor costs and materials related to ground support, mine development and maintenance, as well as higher sustaining capital expenditures per ounce sold and increased royalties from higher gold prices.
Sustaining capital expenditures decreased by $1 million, primarily due to decreased spending on the tailings storage facility expansions, offset by increased spending on plant upgrades and mine equipment replacements.
Project capital expenditures increased by $5 million. Please refer to the "Project Updates" section of the MD&A for a detailed description of the project related investment.
YTD 2026 compared to YTD 2025
Gold production decreased by 5%, mainly due to lower gold grades at Timmins West due to stope underperformance, in addition to lower ore mined at the Bell Creek mine.
AISC increased by $597 per ounce, largely driven by the same factors impacting the quarter.
Sustaining capital expenditures increased by $2 million, primarily due to the construction of a new haul road to improve the haulage route from Timmins West to the Bell Creek mill which was completed in the three months ended June 30, 2026 ("Q2 2026"), increased spending on plant upgrades and additional mine equipment replacements, partially offset by lower spending on the tailings storage facility expansions.
Project capital expenditures increased by $15 million. Please refer to the "Project Updates" section of the MD&A for a detailed description of the project related investment.

PAN AMERICAN SILVER CORP.	15

Management Discussion and Analysis
For the three and nine months ended September 30, 2026 and 2025
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
Shahuindo, Peru

Summary of Operating and Financial Statistics		Three months ended September 30,		Nine months ended September 30,
	Unit	2026	2025	2026	2025
Ore mined	kt	3,451	3,639	9,136	9,540
Waste mined	kt	7,522	5,238	18,901	14,767
Ore processed	kt	3,560	3,434	9,247	9,343
Silver grade	g/t	7.3	6.5	5.9	7.3
Gold grade	g/t	0.46	0.47	0.43	0.49
Silver produced	koz	55	58	142	183
Gold produced	koz	32.1	36.3	82.7	99.5
AISC per ounce sold	$/Au oz	$2,019	$1,629	$1,926	$1,542
Sustaining capital expenditures	$M	$14	$16	$38	$39
Project capital expenditures	$M	$2	$—	$9	$—
Q3 2026 compared to Q3 2025
Gold production decreased by 12%, mainly due to an increase in leach pad inventory, partially offset by higher tonnes stacked.
AISC increased by $390 per ounce, mainly driven by higher production costs from higher contractor and material costs related to hauling, loading and mine maintenance, and a higher strip ratio.
Sustaining capital expenditures decreased by $2 million due to lower investments on leach pad expansions, mine equipment replacements and land purchases to sustain operations.
Project capital expenditures increased by $2 million, and was directed towards land purchases aimed at life-of-mine extensions.
YTD 2026 compared to YTD 2025
Gold production decreased by 17%, mainly due to lower gold grade ores mined from planned mine sequencing and a lower ratio of ounces recovered to ounces stacked due to the timing of leach sequencing.
AISC increased by $384 per ounce, mainly driven by the same factors that impacted the quarter-over-quarter results, in addition to higher sustaining capital expenditures per ounce.
Sustaining capital expenditures were consistent period-over-period, as increased investments in near-mine exploration were offset by lower spending on land purchases to sustain operations.
Project capital expenditures increased by $9 million, mainly due to the same factors impacting the quarter-over-quarter results.

PAN AMERICAN SILVER CORP.	16

Management Discussion and Analysis
For the three and nine months ended September 30, 2026 and 2025
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
Minera Florida, Chile

Summary of Operating and Financial Statistics		Three months ended September 30,		Nine months ended September 30,
	Unit	2026	2025	2026	2025
Ore mined	kt	237	215	693	648
Ore processed	kt	250	235	759	710
Silver grade	g/t	11.2	14.4	8.9	20.2
Gold grade	g/t	1.99	2.36	2.17	2.31
Zinc grade	%	0.88	0.88	0.89	0.88
Lead grade	%	0.41	0.38	0.41	0.33
Silver produced	koz	63	78	142	366
Gold produced	koz	14.9	16.8	49.6	49.7
Zinc produced	kt	1.6	1.6	4.9	4.8
Lead produced	kt	0.7	0.6	2.0	1.5
AISC per ounce sold	$/Au oz	$3,452	$2,581	$3,139	$2,478
Sustaining capital expenditures	$M	$8	$6	$25	$19
Q3 2026 compared to Q3 2025
Gold production decreased by 11% reflecting lower grade ores processed due to lower grade ores mined, as well as the processing of some lower grade stockpiled ore due to issues with clay and moisture content with some mined ores related to heavy rains, partially offset by higher throughput.
Silver production decreased by 19%, mainly due to lower silver grades from mine sequencing, partially offset by higher throughput.
AISC increased by $871 per ounce, driven by higher production costs per ounce largely due to higher labour, ground support, plant consumables, and ore purchase costs, as well as the cost impact of mining lower grade ore. Additionally, AISC are impacted by higher sustaining capital expenditures.
Sustaining capital expenditures increased by $2 million, primarily due to increased investments in near-mine exploration expenditures, tailings storage facility expansions and mine equipment replacements.
YTD 2026 compared to YTD 2025
Gold production was largely consistent, as the lower gold grades were offset by higher throughput.
Silver production decreased by 61% due to the same factors that impacted quarter-over-quarter silver production.
AISC increased by $661 per ounce due to the same factors impacting the quarter-over-quarter results.
Sustaining capital expenditures increased by $6 million, largely driven by the same factors that impacted quarter-over-quarter results.

PAN AMERICAN SILVER CORP.	17

Management Discussion and Analysis
For the three and nine months ended September 30, 2026 and 2025
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
Dolores, Mexico

Summary of Operating and Financial Statistics		Three months ended September 30,		Nine months ended September 30,
	Unit	2026	2025	2026	2025
Ore processed	kt	—	—	—	345
Silver grade	g/t	—	—	—	6.6
Gold grade	g/t	—	—	—	0.24
Silver produced	koz	101	220	366	860
Gold produced	koz	5.8	8.1	16.0	32.2
AISC per ounce sold	$/Au oz	$4,024	$1,017	$2,862	$748
Q3 2026 and YTD 2026 compared to Q3 2025 and YTD 2025
Gold production decreased by 29% and 50%, respectively, reflecting declining production from residual heap leaching.
AISC increased by $3,007 and $2,114 per ounce, respectively, mainly driven by an increase in production costs per ounce resulting from reinitiation of fresh ore heap loading from available low-grade stockpiles, increased cyanide consumption to process the fresh ore, the construction of a new ramp to facilitate low-grade stockpile heap loading and the cost per ounce impact of lower production, partially offset by a higher impact of by-product metals per ounce.

PAN AMERICAN SILVER CORP.	18

Management Discussion and Analysis
For the three and nine months ended September 30, 2026 and 2025
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
PROJECT UPDATES

La Colorada Skarn Project, Mexico
With respect to the La Colorada Skarn Project, YTD 2026 project capital of $33 million was largely directed at: exploration drilling, initial advances of the 588 Decline Project, and engineering work. The contractor selected for excavating the 12.4 km, 588 Decline Project has fully mobilized equipment and personnel to site and completed 168 metres of advance on the ramp and 56 metres of secondary development to the end of October 2026 since initiating the first cut in August 2026. The 588 Decline Project is expected to take 4 years to complete, representing the longest-lead component of the La Colorada Skarn project. The second long-lead component, the hoisting and ventilation shafts, is planned to be submitted for approval by the board of directors in early 2027 following the selection of the contractor and progress on engineering work over the remainder of 2026.
Jacobina, Brazil
At the Jacobina mine, YTD 2026 project capital of $36 million was directed at: increased mine development to mitigate risks associated with seismicity; several studies as part of the optimization plan; the construction of two new carbon-in-pulp tanks, which were commissioned in Q3 2026; construction activities for upgrades to the main substation and motor control center; and infill exploration drilling directed towards expanding the mineral reserve and mineral resource base.
The Company continues to advance the four key projects under Jacobina's optimization plan, which are aimed at improving long-term operational efficiency. Engineering for the first-phase paste backfill plant is progressing, with permitting expected to commence and the plant submitted for approval by the board of directors in early 2027. Permitting and detailed engineering are targeted for completion by year-end 2027, with construction expected to be completed in early 2029. The Company is also advancing engineering and permitting activities for a tailings filtration plant and filter cake stacking facility, upgrades to the power supply, and extensive studies to assess the potential construction of a new, state-of-the-art processing facility to replace the existing plant.
Escobal, Guatemala
On September 22, 2026, the Ministry of Energy and Mines ("MEM"), in their capacity of leading the ILO 169 consultation process for Escobal, provided an update on the bilateral meetings that have occurred between the various government ministries and the Xinka representatives ("XP") over the past year, stating that the consultation process continues in compliance with the ruling issued by the Constitutional Court of Guatemala. The update also confirmed the advisors appointed to provide technical support to the XP in the bilateral meetings and in the final phase of the consultation process, as well as proposals made by the government ministries to address concerns raised by the XP. The update is available on the MEM's web page at https://mem.gob.gt/derecho-minero-escobal/. There is currently no timeline for the conclusion of the Escobal ILO 169 consultation process and no date for a restart of operations at the Escobal mine.
Timmins, Canada
For the Timmins Camp Project, the Company completed the drift to the Samson deposit from the active Timmins West workings in Q3 2026, which allows for further exploration drilling of this mineral resource; an initial crosscut from this drift through the deposit is planned over the next few months. The Company is also on track to complete the exploration drift to the Vogel deposit from the active Bell Creek workings in the first quarter of 2027. With the surface drilling of these deposits having been completed, the drills have moved to Gold River and surface drilling of that deposit has commenced, which will provide fresh samples to conduct further metallurgical testing of the deposit.
The conceptual plan for the Timmins Camp Project involves the phased development of these adjacent mineral resources to support potential production growth and extension of mine life at Timmins. In Q3 2026, the Company progressed the Preliminary Economic Assessment ("PEA") that will define the scope, schedule, costs, and benefits for the project, which it plans to complete in the first half of 2027.

PAN AMERICAN SILVER CORP.	19

Management Discussion and Analysis
For the three and nine months ended September 30, 2026 and 2025
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
FINANCIAL PERFORMANCE

Income Statement
Mine Operating Earnings of $373 million and $1,438 million were recorded in Q3 2026 and YTD 2026, compared to $313 million and $837 million, respectively, in the same periods of 2025. The following table highlights the difference between the Mine Operating Earnings in Q3 2026 and YTD 2026 and comparable periods in 2025.

	Three months	Nine months
Mine Operating Earnings September 30, 2025	$313	$837
Revenue:
Increased metal prices	$244	$1,189
Decreased quantities of metal sold	(84)	(296)
Increased direct selling costs	(5)	(20)
Increased negative settlement adjustments	(4)	(29)
Total increase in revenue	$151	$844
Cost of sales:
Increased cost of sales	$(92)	$(253)
Decreased depreciation and amortization	1	10
Total decrease in cost of sales	$(91)	$(243)
Increased Mine Operating Earnings	$60	$601
Revenue for Q3 2026 was $151 million higher than Q3 2025, driven by a 63% increase in the average realized silver price, a 23% increase in the average realized gold price, partially offset by a 10% decrease in gold sales volume and an 11% decrease in silver sales volume. The decrease in sales volume was largely due to lower production at all mines with the exception of Cerro Moro and San Vicente, as described in the "2026 Operating Performance" section of this MD&A.
For YTD 2026, revenue was $844 million higher than YTD 2025, driven by a 40% increase in the average realized gold price and a 116% increase in the average realized silver price, partially offset by a 12% decrease in gold sales volume and a 11% decrease in silver sales volume. The decrease in sales volume was largely due to the same factors impacting the quarter-over-quarter results.
Quantities and realized prices of metal sold for Q3 2026 and YTD 2026 and the comparable periods in 2025 are:

	Realized Metal Prices(1)				Quantities of Metal Sold(2)
	Three months ended September 30,		Nine months ended September 30,		Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025	2026	2025	2026	2025
Silver	$63.74	$39.08	$74.12	$34.27	4,131	4,630	12,949	14,599
Gold	$4,267	$3,479	$4,509	$3,210	162.6	180.7	491.9	560.8
Zinc	$3,910	$2,768	$3,715	$2,745	10.8	10.8	27.8	32.7
Lead	$1,818	$1,955	$1,941	$1,961	4.4	4.9	13.6	16.5
Copper	$15,059	$9,791	$14,336	$9,504	0.4	0.5	1.5	1.4
1)Metal price stated as dollars per ounce for silver and gold, and dollars per tonne for zinc, lead and copper, inclusive of final settlement adjustments on concentrate sales.
2)Metal quantities stated as koz for silver and gold and kt for zinc, lead and copper. Excludes ounces sold attributable to Pan American's 44% interest in Juanicipio.
Production and royalty costs in Q3 2026 were $92 million higher than in Q3 2025, primarily due to increased production costs of $78 million from higher unit operating costs at all mines except Cerro Moro, El Penon and Huaron due to increased cost pressures, as described in the "2026 Operating Performance" section of the MD&A. In addition, royalty costs increased by $14 million related to increased mining activities from a third-party concession at higher metal prices at La Colorada and higher metal prices at San Vicente.

PAN AMERICAN SILVER CORP.	20

Management Discussion and Analysis
For the three and nine months ended September 30, 2026 and 2025
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
For YTD 2026, production and royalty costs were $253 million higher than in YTD 2025, primarily due to increased production costs of $156 million and royalty costs of $97 million from the same factors that impacted the quarter-over-quarter results.
Other (expenses) / income and taxation

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
General and administrative	$(25)	$(31)	$(82)	$(77)
Income from investment in Juanicipio	56	16	219	16
Exploration and project development	(3)	(5)	(15)	(11)
Mine care and maintenance	(8)	(6)	(23)	(22)
Foreign exchange losses	(3)	(1)	(5)	(5)
Derivative (losses) gains	(2)	(2)	(3)	27
Gain on sale of Mineral properties, plant and equipment	29	—	22	—
Losses from sale of subsidiaries	—	(22)	—	(22)
Change in asset retirement obligations	7	—	13	(2)
Investment income	61	20	92	37
Interest and finance expense	(26)	(21)	(72)	(62)
Other income (expense)	3	(12)	3	(19)
Total other (expenses) income	$89	$(64)	$149	$(140)
Income tax expense	$(105)	$(80)	$(469)	$(169)
General and administrative expense for Q3 2026 was 19% lower than Q3 2025, primarily due to lower share-based compensation expense from the mark-to-market revaluation of cash-settled awards driven by the lower increase in the Company's share price during Q3 2026 compared to Q3 2025. YTD 2026 was 5% higher than YTD 2025, primarily due to increased corporate overhead costs partly offset by lower share-based compensation expense from mark-to-market revaluation of cash-settled awards driven by a decrease in the Company's share price during 2026 compared to an increase during 2025.
Income from investment in Juanicipio represents the Company's 44% share of Juanicipio's net income, inclusive of acquisition fair value adjustments, following the acquisition of Juanicipio in the MAG Acquisition in September 2025. Juanicipio benefited from increased silver prices during 2026.
Derivative (losses) gains Refer to the “Liquidity and Financial Position - Hedging” section of this MD&A.
Gain on disposition of Mineral properties, plant and equipment for Q3 2026 was primarily related to the gain on the sale of the Larder Project, an advanced gold exploration project located in Ontario, Canada, to Cadillac Mines Corporation.
Investment income primarily consists of mark-to-market fair value adjustments on the Company's equity investments, which increased in Q3 2026 relative to Q3 2025 due to increases in share price, and an increase in bank interest income resulting from higher cash balances.
Income tax expense for Q3 2026 was $25 million higher than in Q3 2025, primarily due to the increase in mine operating earnings in Q3 2026. This increased profitability leading to additional cash repatriations resulting in increased withholding taxes in Q3 2026 compared to Q3 2025.

PAN AMERICAN SILVER CORP.	21

Management Discussion and Analysis
For the three and nine months ended September 30, 2026 and 2025
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
Cash Flows

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Cash flow from operating activities, before net change in working capital	$327	$306	$1,198	$828
Net change in working capital	50	7	4	(44)
Net cash provided by operating activities	377	313	1,202	784
Net cash used in investing activities	(111)	(456)	(133)	(562)
Net cash used in financing activities	(325)	(67)	(778)	(216)
Cash flow from operating activities in Q3 2026 was $64 million higher than Q3 2025, reflecting: an increase in revenues being partially offset by higher income taxes paid of $61 million due to increased profitability; higher production costs of $78 million; higher royalties paid of $14 million due to higher metal prices; and a $43 million favourable quarter-over-quarter variance in non-cash working capital. The net change in working capital is primarily driven by timing with a $67 million decrease in trade and other receivables, partly offset by a $7 million decrease in accounts payable and accrued liabilities, and a $12 million inventory drawdown.
YTD 2026 cash flow from operating activities was $418 million higher than YTD 2025, primarily due to the same factors that impacted the quarter-over-quarter results. The $48 million year-over-year favourable net change in working capital was primarily driven by timing with a $70 million decrease in trade and other receivables, a $62 million increase in accounts payable and accrued liabilities, partly offset by a $62 million inventory build-up.
Investing activities in Q3 2026 used $111 million of cash, mainly driven by $120 million spent on mineral properties, plant and equipment ("MPP&E"), as discussed in the "2026 Operating Performance" section of this MD&A, and $11 million of net purchases of equity investments, offset by $14 million interest received. In Q3 2025, investing activities used $456 million of cash, primarily related to: $512 million spent on the MAG Acquisition, partly offset by $102 million of cash acquired from MAG, and $92 million spent on MPP&E at the Company’s mines and projects; partially offset by $40 million of proceeds from the disposition of the La Pepa project in Chile.
YTD 2026 investing activities used $133 million of cash, mainly driven by the same factors noted above, including $324 million spent on MPP&E, as discussed in the "2026 Operating Performance" section of the MD&A, partly offset by $192 million in dividends received from Juanicipio. In YTD 2025, investing activities used $562 million of cash, mainly driven by the same factors noted above, including $220 million spent on MPP&E.
Financing activities in Q3 2026 used cash of $325 million: $224 million for the repurchase and cancellation of Company shares under the Company's Normal Course Issuer Bid ("NCIB"), $76 million in dividends, $14 million lease repayments, and $10 million for the interest payments. In Q3 2025, financing activities used $67 million: $44 million in dividends, $13 million lease repayments, and $9 million for interest payments.
YTD 2026 financing activities used cash of $778 million: $473 million for the repurchase and cancellation of Company shares under the NCIB, $228 million in dividends, and $42 million lease repayments and $30 million in interest payments. In YTD 2025, financing activities used $216 million: $116 million in dividends, $31 million for the repurchase and cancellation of Company shares under the NCIB, $38 million lease repayment, and $28 million in interest payments.

PAN AMERICAN SILVER CORP.	22

Management Discussion and Analysis
For the three and nine months ended September 30, 2026 and 2025
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
Liquidity and Financial Position

(In millions of USD)	September 30, 2026	December 31, 2025
Cash and cash equivalents	$1,510	$1,215
Investments, excluding equity securities	56	28
	$1,566	$1,243
Credit Facility	—	—
Senior note maturing December 2027	(280)	(278)
Senior note maturing August 2031	(438)	(430)
Construction loan	(2)	(6)
Lease obligations	(124)	(138)
Total debt	$(844)	$(852)
Net Cash(1)	$722	$391
(1)Non-GAAP measure; please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A.
As at September 30, 2026, the Company was in a Net Cash position of $722 million, an increase of $331 million from December 31, 2025.
The Company's cash and cash equivalents and investments (excluding equity securities) increased by $323 million during YTD 2026, largely reflecting the contribution from operating cash flow of $1,202 million and dividends received from Juanicipio of $192 million, partly offset by cash used for other investing and financing activities: $473 million in shares repurchased under the NCIB, $324 million for MPP&E, $228 million in dividend payments, $46 million in purchase of investments, and $42 million in payments for leases.
Pan American’s investment objectives for its excess cash balances are to preserve capital, to provide liquidity and to maximize returns. The Company’s strategy to achieve these objectives is to invest excess cash balances in a portfolio of primarily fixed income instruments with specified credit rating targets established by the Board of Directors. From time to time, the Company may assess opportunities to use excess liquidity to provide returns to its shareholders including, among other things, through dividends and purchases under its NCIB, and to reduce existing debt levels, including, among other things, through the repayment of any amounts that may be drawn on its Credit Facility and the repayment of the Senior Notes prior to maturity, as the Company deems appropriate.
Working capital of $1,630 million at September 30, 2026 was $251 million higher than working capital of $1,379 million at December 31, 2025, largely as a result of the increase in cash and short-term investments and inventory build-ups. These increases to working capital were partially offset by an increase to income taxes payable, accounts payable build-ups, and increased provisions. The net cash generated from the sales of metal production provides our primary source of cash flows, and we do not currently expect to experience payment delinquencies from our metal sales counterparties.
The Company’s financial position at September 30, 2026, and the operating cash flows that are expected over the next 12 months, lead Management to believe that the Company’s liquid assets and available credit from the revolving Credit Facility are sufficient to satisfy our 2026 working capital requirements, fund currently planned capital expenditures, and to discharge liabilities as they come due. The Company remains well positioned to take advantage of strategic opportunities as they become available. Liquidity risks are discussed further in the “Risks and Uncertainties” section of this MD&A.
Credit Facility, Senior Notes and Commitments
On July 22, 2026, the Company finalized an amendment to its existing senior unsecured revolving Credit Facility (the "Credit Facility") which extended the term for an additional five years and increased available commitments to $1,500 million from $750 million, plus an increase in the accordion feature to $750 million from $250 million, which is available at the discretion of the lenders and extended the term for an additional five years. As of September 30, 2026, the Company was in compliance with all financial covenants under the Credit Facility and it remains undrawn.

PAN AMERICAN SILVER CORP.	23

Management Discussion and Analysis
For the three and nine months ended September 30, 2026 and 2025
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
The borrowing costs under the amended Credit Facility are based on the Company's credit ratings from Moody's and S&P Global at either: (i) SOFR plus 1.00% to 1.75%; or (ii) Bank of Montreal's Base Rate on U.S. dollar denominated commercial loans plus nil to 0.75%. Under the ratings-based pricing, undrawn amounts under the amended Credit Facility are subject to a stand-by fee of 0.09% to 0.25% per annum, dependent on the Company's credit rating. The amended Credit Facility matures on July 22, 2031.
The Company has senior notes of $283 million in aggregate principal with a 4.63% coupon and maturing in December 2027; and senior notes of $500 million in aggregate principal with a 2.63% coupon and maturing in August 2031 (collectively "Senior Notes"). The Senior Notes are unsecured with interest payable semi-annually. Each series of Senior Notes is redeemable, in whole or in part, at the Company's option, at any time prior to maturity, subject to make-whole provisions. The Senior Notes are accreted to the face value over their respective terms and were recorded at fair value upon acquisition using an effective interest rate of 5.52%.
In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments, details of which are described in Note 9(c)(ii) of the 2025 Annual Financial Statements, and in the "Liquidity and Financial Position" section of the Company's annual 2025 Management Discussion and Analysis (the "2025 Annual MD&A"). Since December 31, 2025, there have been no significant changes to these contractual obligations and commitments.
Hedging
Pan American held cash and short-term investments of $14 million in CAD, $58 million in ARS, $5 million in MXN, $1 million in BOB, $7 million in PEN, $5 million in BRL, $2 million in GTQ and $15 million in CLP, as at September 30, 2026.
The Company enters into contracts to limit exposures associated with foreign currencies and base metal prices. These contracts act as economic hedges of underlying exposures and are not held for speculative purposes. At September 30, 2026, the Company had outstanding derivative contracts for CAD, BRL, CLP and zinc, with a total notional amount of $275 million and an unrealized mark-to-market loss of $3 million, all settling monthly through the end of 2027.
The Company recorded the following derivative gains and losses on currencies and metal for the three and nine months ended September 30, 2026 and 2025:

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Mexican peso gains	—	$—	—	$3
Zinc gains	(2)	—	(2)	—
Canadian dollar gains (losses)	1	(2)	(1)	4
Chilean peso (losses) gains	(2)	(2)	(2)	5
Brazilian real gains	1	2	2	15
	$(2)	$(2)	$(3)	$27

PAN AMERICAN SILVER CORP.	24

Management Discussion and Analysis
For the three and nine months ended September 30, 2026 and 2025
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
Share buy-backs
In March 2025, the Company obtained approval of its NCIB from the TSX and the NYSE to purchase for cancellation up to 18,107,917 common shares between March 6, 2025 and March 5, 2026. In March 2026, the Company renewed the NCIB until March 5, 2027 for the ability to purchase up to 21,090,323 of its common shares for cancellation. Daily purchases (other than pursuant to a block purchase exemption) on the TSX and NYSE under the NCIB are limited to a maximum of 304,358 common shares and 25% of the average trading volume for the Company's common shares in the four calendar weeks preceding the date of purchase, respectively.

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Shares repurchased for cancellation (in thousands)	4,753	—	9,566	1,368
Average Price	$47.12	$—	$49.43	$22.74
Total Consideration	$224	$—	$473	$31
Outstanding Share Amounts
As at September 30, 2026, the Company had approximately 118 thousand stock options outstanding (each exercisable for one common share of the Company). Approximately 76 thousand of the stock options were vested and exercisable at September 30, 2026, with an average weighted exercise price of CAD $23.48 per share. The Company also had approximately 165 thousand equity-settled restricted share units ("RSUs") outstanding that it will settle in common shares upon vesting with a weighted average grant date fair value of CAD $50.12 per unit. The remaining 692 thousand outstanding RSUs as at September 30, 2026 will either be settled in cash or common shares at the Company's discretion. For the RSUs issued in 2024 and 2025, a minimum of 25% of the RSUs will be settled in common shares, with the remaining 75% of the RSUs settled in cash or common shares at the election of the counterparties, provided the Company ultimately retains discretion to settle such RSUs in cash or common shares.
The following table sets out the common shares, options, and equity-settled RSUs outstanding as at the date of this MD&A:

Number outstanding (in thousands) as at November 4, 2026
Common shares	412,322
Options	118
Equity-settled RSUs	165
Total	412,605
As part of the acquisition of Tahoe Resources Inc. on February 22, 2019, the Company issued 313.9 million Contingent Value Rights ("CVRs"), with a term of 10 years, which are convertible into 15.6 million common shares upon the first commercial shipment of concentrate following the restart of operations at the Escobal mine. As of September 30, 2026, there were 313.9 million CVRs outstanding, which would be convertible into 15.6 million common shares if the payment conditions are satisfied.

PAN AMERICAN SILVER CORP.	25

Management Discussion and Analysis
For the three and nine months ended September 30, 2026 and 2025
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
SELECTED QUARTERLY FINANCIAL INFORMATION

(In millions of USD, other than per share amounts)	Q3 2026	Q2 2026	Q1 2026	Q4 2025	Q3 2025	Q2 2025	Q1 2025	Q4 2024
Revenue	$1,006	$1,124	$1,154	$1,179	$855	$812	$773	$815
Mine operating earnings	$373	$457	$608	$568	$313	$273	$251	$185
Earnings for the period attributable to equity holders	$357	$304	$457	$452	$169	$189	$168	$108
Income from investment in Juanicipio	$56	$75	$88	$61	$16	$—	$—	$—
Basic earnings per share	$0.86	$0.72	$1.08	$1.07	$0.45	$0.52	$0.47	$0.30
Diluted earnings per share	$0.86	$0.72	$1.08	$1.07	$0.44	$0.52	$0.47	$0.30
Cash flow from operating activities	$377	$320	$505	$558	$313	$294	$177	$280
Cash dividends paid per share	$0.18	$0.18	$0.18	$0.14	$0.12	$0.10	$0.10	$0.10
ALTERNATIVE PERFORMANCE (NON-GAAP) MEASURES

Per Ounce Measures
AISC is a non-GAAP financial measure that does not have any standardized meaning prescribed by IFRS Accounting Standards and may not be comparable to similar measures presented by other companies.
Pan American produces by-product metals, incidentally to our silver and gold mining activities. We have adopted the practice of calculating a performance measure with the net cost of producing an ounce of silver and gold, our primary payable metals, after deducting the impact of incidental by-product production.
Silver Segment AISC is calculated net of the impact from all metals other than silver ("silver segment by-product metals impact") and is calculated per ounce of silver sold on an Attributable basis. Gold Segment AISC is calculated net of the impact from all metals other than gold ("gold segment by-product metals impact") and is calculated per ounce of gold sold.
The AISC per ounce metric is used extensively in our internal decision-making processes. We believe this metric is also useful to investors because it facilitates comparison, on a mine-by-mine basis, notwithstanding the unique mix of incidental by-product production at each mine, of our operations’ relative performance on a period-by-period basis, and against the operations of our silver and gold mining peers. It is a comprehensive measure given it includes the cost of replacing silver and gold ounces through exploration, the cost of ongoing capital investments at current operations ("sustaining capital"), as well as other items that affect the Company’s consolidated cash flow. AISC excludes capital investments that are expected to increase production levels or mine life beyond those contemplated in the base case life of mine plan ("project capital"). This performance measurement has been commonly used in the mining industry for many years and was developed in order to be able to compare the net production costs of the primary metal for a specific period against the prevailing market price of that metal.
To facilitate a better understanding of this measure as calculated by the Company, the following table provides the detailed reconciliation to the applicable cost items, as reported in the consolidated financial statements for the respective periods.

PAN AMERICAN SILVER CORP.	26

Management Discussion and Analysis
For the three and nine months ended September 30, 2026 and 2025
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
Consolidated Silver and Gold Segment AISC:

	Silver Segment		Gold Segment
	Three months ended September 30, 2026	Three months ended September 30, 2025	Three months ended September 30, 2026	Three months ended September 30, 2025
Production costs(1)	$183	$144	$315	$256
NRV inventory adjustments	—	—	—	4
On-site direct operating costs	$183	$144	$315	$260
Royalties(1)	34	20	6	6
Smelting, refining and direct selling charges(3)	7	1	1	1
Silver segment by-product metals impact	(203)	(126)	—	—
Gold segment by-product metals impact	—	—	(73)	(57)
Cash Costs	$20	$39	$249	$209

Sustaining capital	28	17	57	55
Exploration and project development(4)	—	—	—	—
Reclamation accretion(5)	2	1	5	4
All-in sustaining costs	$50	$57	$311	$268

Silver segment Attributable silver ounces sold (Moz)	4.4	3.7	—	—
Gold segment gold ounces sold (koz)	—	—	136.2	157.9
Cash costs per ounce sold	$4.63	$10.41	$1,824	$1,325
AISC per ounce sold	$11.21	$15.43	$2,281	$1,697

PAN AMERICAN SILVER CORP.	27

Management Discussion and Analysis
For the three and nine months ended September 30, 2026 and 2025
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)

	Silver Segment		Gold Segment
	Nine months ended September 30, 2026	Nine months ended September 30, 2025	Nine months ended September 30, 2026	Nine months ended September 30, 2025
Production costs(1)	$502	$406	$892	$769
Restructuring and end-of-life severance accruals and payments(2)	—	—	—	(5)
NRV inventory adjustments	—	—	3	11
On-site direct operating costs	$502	$406	$895	$775
Royalties(1)	145	48	22	20
Smelting, refining and direct selling charges(3)	31	6	2	2
Silver segment by-product metals impact	(589)	(340)	—	—
Gold segment by-product metals impact	—	—	(258)	(169)
Cash Costs	$90	$119	$661	$628

Sustaining capital	79	46	173	149
Exploration and project development(4)	—	—	—	—
Reclamation accretion(5)	5	4	16	12
All-in sustaining costs	$174	$169	$850	$789

Silver segment Attributable silver ounces sold (Moz)	14.3	10.4	—	—
Gold segment gold ounces sold (koz)	—	—	416.9	494.5
Cash costs per ounce sold	$6.33	$11.44	$1,584	$1,270
AISC per ounce sold	$12.20	$16.21	$2,036	$1,595
(1)As presented in the Q3 2026 Financial Statements under Note 16 "Segmented Information", inclusive of Pan American's 44.0% interest in Juanicipio (Q3 2026 and YTD 2026 production costs and royalties: $25 million and $73 million, respectively; Q3 2025 and YTD 2025 production costs and royalties: $5 million), and reduced for Pan American's non-controlling 5.0% interest in the San Vicente mine (Q3 2026 and YTD 2026 production costs and royalties: $1 million and $5 million, respectively; Q3 2025 and YTD 2025 production costs and royalties: $1 million and $3 million, respectively).
(2)Included in production costs line of the consolidated income statements. Restructuring and end-of-life severance accruals and payments reflect mine operation severance payments related to non-recurring asset workforce restructurings and mine closures.
(3)Included in the Attributable consolidated revenue presented in the Q3 2026 Financial Statements under Note 16 "Segmented Information", inclusive of Pan American's 44.0% interest in Juanicipio, and reduced for Pan American's non-controlling 5.0% interest in the San Vicente mine.
(4)Exploration and project development expenditures exclude $3 million and $15 million for Q3 2026 and YTD 2026, respectively (Q3 2025 and YTD 2025: $5 million and $11 million, respectively) of exploration expenditures related to non-operating properties.
(5)Reclamation accretion excludes $nil and $3 million for Q3 2026 and YTD 2026, respectively (Q3 2025 and YTD 2025: $2 million and $4 million, respectively) of accretion related to non-producing properties.

PAN AMERICAN SILVER CORP.	28

Management Discussion and Analysis
For the three and nine months ended September 30, 2026 and 2025
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
Reconciliation of payments for mineral properties, plant and equipment and sustaining capital:
Sustaining capital is included in AISC, while capital related to growth projects or acquisitions (referred to by the Company as project or investment capital) is not. Inclusion of only sustaining capital in the AISC measure reflects the capital costs associated with current ounces sold as opposed to project capital, which is expected to increase future production.

	Three months ended September 30,		Nine months ended September 30,
(in millions of USD)	2026	2025	2026	2025
Payments for mineral properties, plant and equipment(1)	$120	$91	$324	$220
Add/(Subtract)
Lease Payments(1)	14	13	42	38
Repayment of loans(2)	1	2	4	5
Juanicipio capital expenditures(3)	6	2	24	2
La Colorada (Veins) project capital	(4)	(3)	(7)	(10)
La Colorada (Skarn) project capital	(13)	(5)	(33)	(12)
Juanicipio project capital	—	—	(6)	—
Jacobina project capital	(13)	(19)	(36)	(27)
Huaron project capital	(4)	(3)	(9)	(8)
Timmins project capital	(8)	(3)	(22)	(7)
Cerro Moro project capital	(9)	(3)	(17)	(3)
Shahuindo project capital	(2)	—	(9)	—
Other investment capital	(1)	—	(2)	(3)
Sustaining Capital	$85	$72	$252	$194
(1)As presented on the consolidated statements of cash flows.
(2)As presented on the consolidated statements of cash flows. Related to repayments of construction loans for leach pad expansions in Peru.
(3)Juanicipio's capital expenditures for Pan American's 44.0% interest in the mine as presented in the Q3 2026 Financial Statements under Note 16 "Segmented Information".

PAN AMERICAN SILVER CORP.	29

Management Discussion and Analysis
For the three and nine months ended September 30, 2026 and 2025
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
Silver Segment AISC by mine:

SILVER SEGMENT	Three months ended September 30, 2026
	La Colorada	Juanicipio(1)	Cerro Moro	Huaron	San Vicente(2)	Consolidated Silver Segment
Production Costs	$35	$24	$73	$37	$14	$183
Royalties	15	1	8	—	10	34
Smelting, refining & direct selling costs	4	—	—	3	—	7
Silver segment by-product metals impact	(11)	(41)	(110)	(27)	(14)	(203)
Cash Costs	$43	$(16)	$(29)	$13	$10	$20

Sustaining capital	11	6	2	6	3	28
Exploration and project development	—	—	—	—	—	—
Reclamation accretion	—	—	1	1	—	2
All-in sustaining costs	$54	$(10)	$(26)	$20	$13	$50

Silver segment Attributable silver ounces sold (Moz)	1.14	1.44	0.58	0.63	0.66	4.45

Cash cost per ounce sold	$37.67	$(10.84)	$(48.14)	$18.63	$14.43	$4.63
AISC per ounce sold	$47.81	$(7.00)	$(43.18)	$28.48	$19.20	$11.21

SILVER SEGMENT	Three months ended September 30, 2025
	La Colorada	Juanicipio(1)	Cerro Moro	Huaron	San Vicente(2)	Consolidated Silver Segment
Production Costs	$33	$5	$63	$29	$15	$144
Royalties	8	—	4	—	7	20
Smelting, refining & direct selling costs	1	—	1	—	(1)	1
Silver segment by-product metals impact	(14)	(10)	(72)	(18)	(11)	(126)
Cash Costs	$28	$(5)	$(4)	$11	$10	$39

Sustaining capital	4	2	1	9	1	17
Exploration and project development	—	—	—	—	—	—
Reclamation accretion	—	—	1	—	—	1
All-in sustaining costs	$32	$(3)	$(2)	$20	$11	$57

Silver segment Attributable silver ounces sold (Moz)	1.39	0.41	0.63	0.63	0.64	3.70

Cash cost per ounce sold	$20.14	$(12.58)	$(7.59)	$17.49	$14.68	$10.41
AISC per ounce sold	$22.93	$(7.34)	$(5.36)	$33.06	$16.80	$15.43
(1)Pan American's 44.0% interest in the mine.
(2)Pan American's 95.0% interest in the mine.

PAN AMERICAN SILVER CORP.	30

Management Discussion and Analysis
For the three and nine months ended September 30, 2026 and 2025
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)

SILVER SEGMENT	Nine months ended September 30, 2026
	La Colorada	Juanicipio(1)	Cerro Moro	Huaron	San Vicente(2)	Consolidated Silver Segment
Production Costs	$101	$69	$182	$108	$43	$502
Royalties	61	4	29	—	51	145
Smelting, refining & direct selling costs	17	5	1	8	—	31
Silver segment by-product metals impact	(39)	(121)	(327)	(77)	(25)	(589)
Cash Costs	$140	$(43)	$(115)	$39	$69	$90

Sustaining capital	27	18	5	23	7	79
Exploration and project development	—	—	—	—	—	—
Reclamation accretion	1	—	3	1	—	5
All-in sustaining costs	$168	$(25)	$(107)	$63	$76	$174

Silver segment Attributable silver ounces sold (Moz)	3.62	4.80	1.84	1.98	2.10	14.34

Cash cost per ounce sold	$38.46	$(9.03)	$(62.13)	$20.31	$32.84	$6.33
AISC per ounce sold	$46.04	$(5.25)	$(58.02)	$32.48	$36.16	$12.20

SILVER SEGMENT	Nine months ended September 30, 2025
	La Colorada	Juanicipio(1)	Cerro Moro	Huaron	San Vicente	Consolidated Silver Segment
Production Costs	$94	$5	$173	$95	$39	$406
Royalties	16	—	10	—	22	48
Smelting, refining & direct selling costs	5	—	1	2	(2)	6
Silver segment by-product metals impact	(37)	(10)	(202)	(67)	(24)	(340)
Cash Costs	$78	$(5)	$(18)	$30	$35	$119

Sustaining capital	12	2	10	18	3	46
Exploration and project development	—	—	—	—	—	—
Reclamation accretion	—	—	2	1	—	4
All-in sustaining costs	$90	$(3)	$(6)	$49	$38	$169

Silver segment Attributable silver ounces sold (Moz)	4.02	0.41	1.76	2.25	1.99	10.44

Cash cost per ounce sold	$19.18	$(12.58)	$(10.54)	$13.32	$18.12	$11.44
AISC per ounce sold	$22.36	$(7.34)	$(3.56)	$21.85	$19.84	$16.21
(1)Pan American's 44.0% interest in the mine.
(2)Pan American's 95.0% interest in the mine.

PAN AMERICAN SILVER CORP.	31

Management Discussion and Analysis
For the three and nine months ended September 30, 2026 and 2025
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
Gold Segment AISC by mine:

GOLD SEGMENT	Three months ended September 30, 2026
	Jacobina	El Peñon	Timmins	Shahuindo	Minera Florida	Dolores	Consolidated Gold Segment
Production Costs	$61	$66	$50	$51	$55	$32	$315
NRV inventory adjustments	—	—	—	—	—	—	—
On-site direct operating costs	$61	$66	$50	$51	$55	$32	$315
Royalties	2	—	2	—	—	2	6
Smelting, refining & direct selling costs	1	—	—	—	—	—	1
Gold segment by-product metals impact	—	(52)	—	(3)	(8)	(10)	(73)
Cash Costs	$64	$14	$52	$48	$47	$24	$249

Sustaining capital	14	10	11	14	8	—	57
Exploration and project development	—	—	—	—	—	—	—
Reclamation accretion	1	—	—	1	1	2	5
All-in sustaining costs	$79	$24	$63	$63	$56	$26	$311

Gold segment gold ounces sold (koz)	42.1	21.3	18.8	31.3	16.2	6.5	136.2

Cash cost per ounce sold	$1,479	$690	$2,810	$1,528	$2,919	$3,654	$1,824
AISC per ounce sold	$1,813	$1,201	$3,390	$2,019	$3,452	$4,024	$2,281

GOLD SEGMENT	Three months ended September 30, 2025
	Jacobina	El Peñon	Timmins	Shahuindo	Minera Florida	Dolores	Consolidated Gold Segment
Production Costs	$47	$62	$49	$42	$47	$9	$256
NRV inventory adjustments	—	—	—	—	—	4	4
On-site direct operating costs	$47	$62	$49	$42	$47	$13	$260
Royalties	2	—	2	—	—	1	6
Smelting, refining & direct selling costs	—	—	—	—	—	—	1
Gold segment by-product metals impact	—	(38)	—	(2)	(7)	(9)	(57)
Cash Costs	$49	$24	$51	$40	$40	$5	$209

Sustaining capital	11	10	12	16	6	—	55
Exploration and project development	—	—	—	—	—	—	—
Reclamation accretion	—	—	—	1	1	2	4
All-in sustaining costs	$60	$34	$63	$57	$47	$7	$268

Gold segment gold ounces sold (koz)	46.9	27.6	23.1	34.7	18.0	7.6	157.9

Cash cost per ounce sold	$1,055	$856	$2,182	$1,149	$2,221	$759	$1,325
AISC per ounce sold	$1,295	$1,245	$2,684	$1,629	$2,581	$1,017	$1,697

PAN AMERICAN SILVER CORP.	32

Management Discussion and Analysis
For the three and nine months ended September 30, 2026 and 2025
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)

GOLD SEGMENT	Nine months ended September 30, 2026
	Jacobina	El Peñon	Timmins	Shahuindo	Minera Florida	Dolores	Consolidated Gold Segment
Production Costs	$170	$201	$171	$129	$164	$57	$892
Restructuring and end-of-life severance accruals and payments	—	—	—	—	—	—	—
NRV inventory adjustments	—	—	—	—	—	3	3
On-site direct operating costs	$170	$201	$171	$129	$164	$60	$895
Royalties	8	—	9	—	1	4	22
Smelting, refining & direct selling costs	1	1	—	—	—	—	2
Gold segment by-product metals impact	—	(192)	(1)	(10)	(27)	(28)	(258)
Cash Costs	$179	$10	$179	$119	$138	$36	$661

Sustaining capital	47	29	34	38	25	—	173
Exploration and project development	—	—	—	—	—	—	—
Reclamation accretion	1	1	1	4	2	7	16
All-in sustaining costs	$227	$40	$214	$161	$165	$43	$850

Gold segment gold ounces sold (koz)	127.0	66.9	71.7	82.9	53.0	15.3	416.9

Cash cost per ounce sold	$1,404	$132	$2,499	$1,430	$2,618	$2,393	$1,584
AISC per ounce sold	$1,780	$586	$2,979	$1,926	$3,139	$2,862	$2,036

GOLD SEGMENT	Nine months ended September 30, 2025
	Jacobina	El Peñon	Timmins	Shahuindo	Minera Florida	Dolores	Consolidated Gold Segment
Production Costs	$142	$185	$152	$122	$130	$37	$769
Restructuring and end-of-life severance accruals and payments	—	—	—	—	—	(5)	(5)
NRV inventory adjustments	—	—	—	—	—	11	11
On-site direct operating costs	$142	$185	$152	$122	$130	$43	$775
Royalties	6	—	7	—	1	5	20
Smelting, refining & direct selling costs	1	1	—	—	—	—	2
Gold segment by-product metals impact	—	(105)	(1)	(7)	(25)	(30)	(169)
Cash Costs	$149	$81	$158	$115	$106	$18	$628

Sustaining capital	29	29	32	39	19	—	149
Exploration and project development	—	—	—	—	—	—	—
Reclamation accretion	1	1	—	2	2	6	12
All-in sustaining costs	$179	$111	$190	$156	$127	$24	$789

Gold segment gold ounces sold (koz)	140.2	88.8	80.2	100.6	51.5	33.2	494.5

Cash cost per ounce sold	$1,062	$910	$1,979	$1,138	$2,064	$568	$1,270
AISC per ounce sold	$1,278	$1,248	$2,382	$1,542	$2,478	$748	$1,595

PAN AMERICAN SILVER CORP.	33

Management Discussion and Analysis
For the three and nine months ended September 30, 2026 and 2025
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
Adjusted Earnings
Adjusted earnings and adjusted earnings per share are non-GAAP measures that the Company considers to reflect normalized earnings because it eliminates items that in Management's judgment are subject to volatility as a result of factors that are unrelated to operations in the period, and/or relate to items that will settle in future periods. Certain items that become applicable in a period may be adjusted for, with the Company retroactively presenting comparable periods with an adjustment for such items and conversely, items no longer applicable may be removed from the calculation. The Company adjusts certain items in the periods that they occurred, but does not reverse or otherwise unwind the effect of such items in future periods. Neither adjusted earnings nor adjusted earnings per share have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.
The following table shows a reconciliation of adjusted earnings for the three and nine months ended September 30, 2026 and 2025, to the net earnings for each period.

	Three months ended September 30,		Nine months ended September 30,
(In millions of USD, except as noted)	2026	2025	2026	2025
Net earnings attributable to equity holders of the Company for the period	$357	$168	$1,117	$526
Adjust for:
(Gains) losses from sale of subsidiaries, mineral properties, plant and equipment	(29)	22	(22)	22
Unrealized foreign exchange losses	3	—	16	15
Asset retirement obligation adjustments for non-operating properties and mines in closure	(7)	—	(13)	2
Unrealized fair value adjustments to financial instruments(1)	(45)	(3)	(53)	(33)
Litigation provisions and other	(5)	2	(3)	8
Withholding tax on pre-acquisition related distributions	—	—	7	—
Effect of taxes on adjusting items	—	3	—	2
Effect of foreign exchange on taxes	13	(12)	5	(54)
Total adjustments	$(70)	$12	$(63)	$(38)
Adjusted earnings for the period	$287	$180	$1,054	$488
Weighted average shares for the period	414.7	378.8	418.9	367.8
Adjusted earnings per share for the period	$0.69	$0.48	$2.52	$1.33
(1)Excludes adjustments to trade receivables from provisional concentrates sales.

PAN AMERICAN SILVER CORP.	34

Management Discussion and Analysis
For the three and nine months ended September 30, 2026 and 2025
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
Attributable Revenue
Attributable revenue is a non-GAAP measure calculated as revenue from operations that the Company has a 100% ownership interest in, plus the Company's ownership share of revenues from the Juanicipio and San Vicente mines. Attributable revenue does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. The Company and certain investors use this information to evaluate the total sales of the Company.
The following table shows a reconciliation of Attributable revenue for the three and nine months ended September 30, 2026 and 2025, to revenue for each period.

	Three months ended September 30,		Nine months ended September 30,
(In millions of USD, except as noted)	2026	2025	2026	2025
Revenue(1)	$1,006	$855	$3,284	$2,440
Attributable revenue from Juanicipio(2)	134	32	462	32
Non-controlling revenue from San Vicente(3)	(3)	(2)	(9)	(5)
Attributable revenue	$1,137	$885	$3,737	$2,467
(1)As presented on the consolidated statements of earnings.
(2)Juanicipio's revenue for Pan American's 44.0% interest in the mine, as presented in the Q3 2026 Financial Statements under Note 7 "Investment In Juanicipio".
(3)Revenue for Pan American's non-controlling 5.0% interest in the San Vicente mine.
Attributable Cash Flow from Operations & Attributable Free Cash Flow
Attributable cash flow from operations is a non-GAAP measure calculated as Cash flow from operations plus Attributable cash flow from operations from Juanicipio less cash flow from operations applicable to non-controlling interests. Attributable free cash flow is a non-GAAP measure calculated as Attributable cash flow from operations less sustaining capital. Attributable cash flow from operations and Attributable free cash flow do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. Pan American and certain investors use this information to evaluate the profitability of Pan American and identify capital that may be available for investment or return to shareholders.
The following table shows a reconciliation of Attributable cash flow from operations and Attributable free cash flow for the three and nine months ended September 30, 2026 and 2025, to Cash flow from operations for each period.

	Three months ended September 30,		Nine months ended September 30,
(In millions of USD, except as noted)	2026	2025	2026	2025
Cash flow from operations(1)	$377	$313	$1,202	$784
Attributable cash flow from operations from Juanicipio(2)	87	16	263	16
Cash flow from operations attributable to non-controlling interests(3)	(2)	(1)	(4)	(2)
Attributable cash flow from operations	$462	$328	$1,461	$798
Sustaining capital(4)	(85)	$(72)	(252)	$(194)
Attributable free cash flow	$377	$256	$1,209	$604
(1)As presented on the consolidated statements of cash flows.
(2)Juanicipio's Cash flow from operations for Pan American's 44.0% interest in the mine as presented in the Q3 2026 Financial Statements under Note 7 "Investment In Juanicipio".
(3)Cash flow from operations for Pan American's non-controlling 5.0% interest in the San Vicente mine.
(4)As included in the AISC reconciliation of payments for mineral properties, plant and equipment and sustaining capital, inclusive of Pan American's 44.0% interest in the Juanicipio mine, and reduced for Pan American's non-controlling 5.0% interest in the San Vicente mine.

PAN AMERICAN SILVER CORP.	35

Management Discussion and Analysis
For the three and nine months ended September 30, 2026 and 2025
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
Total Debt
Total debt is a non-GAAP measure calculated as the total current and non-current portions of debt and lease obligations. Total debt does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. The Company and certain investors use this information to evaluate the financial debt leverage of the Company.
Capital
Capital is a non-GAAP measure and is calculated as total equity plus total debt less cash and cash equivalents and short-term investments. Capital does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. The Company and certain investors use this information to evaluate the enterprise value of the Company.
Working Capital
Working capital is a non-GAAP measure calculated as current assets less current liabilities. Working capital does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. The Company and certain investors use this information to evaluate whether the Company is able to meet its current obligations using its current assets.
Net Cash
Net Cash is calculated as cash and cash equivalents plus short-term investments, excluding equity securities, less total debt. Management believes the measure of Net Cash is useful to help investors evaluate the Company’s overall cash position, liquidity and financial position. A reconciliation of this measure is provided in the "Liquidity and Financial Position" section of this MD&A.
RISKS AND UNCERTAINTIES

The Company is exposed to many risks in conducting its business, including but not limited to: metal price risk as the Company derives its revenue from the sale of silver, gold, zinc, lead, and copper; trading and credit risk in the normal course of dealing with other companies; foreign exchange risk as the Company reports its financial statements in USD whereas the Company operates in jurisdictions that utilize other currencies; risks relating to cyber security; the inherent risk of uncertainties in estimating mineral reserves and mineral resources; political, economic and social risks related to conducting business in jurisdictions such as Canada, Peru, Mexico, Argentina, Bolivia, Chile, Brazil and Guatemala; environmental risks; risks related to its relations with employees and local communities where we operate; and non-managed investment risk related to the Company's 44% interest in Juanicipio. Certain of these risks, and additional risks and uncertainties, are described below, and are more fully described in Pan American’s Annual Information Form dated February 18, 2026 (available on SEDAR+ at www.sedarplus.ca) and Form 40-F filed with the SEC, and in the Financial Instruments section of the 2025 Annual Financial Statements. Readers are encouraged to refer to these documents for a more detailed description of some of the risks and uncertainties inherent to Pan American’s business.
Financial Risk Exposure
The Company is exposed to financial risks, including metal price risk, credit risk, interest rate risk, foreign currency exchange rate risk, and liquidity risk. There were no significant changes to those risks or to the Company's management of exposure to those risks during the three and nine months ended September 30, 2026.
The following provides a description of the risks related to financial instruments and how Management manages these risks:

PAN AMERICAN SILVER CORP.	36

Management Discussion and Analysis
For the three and nine months ended September 30, 2026 and 2025
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
Price Risk
A decrease in the market price of commodities such as silver, gold and other metals and increase in the price of consumables could affect our profitability, along with the commercial viability of our mines and production from some of our mining properties. Consistent with the Company’s mission to provide equity investors with exposure to changes in precious metal prices, the Company’s current policy is to not hedge the price of precious metals. From time to time, Pan American mitigates the price risk associated with its base metal production by committing some of its future production under forward sales or option contracts. However, decisions relating to hedging may have material adverse effects on our financial performance, financial position, and results of operations.
Credit Risk
Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s trade receivables and cash and cash equivalents.
The concentrates produced by the Company are sold through supply arrangements to metal traders or integrated mining and smelting companies. Should any of these counterparties not honour supply arrangements, or should any of them become insolvent, we may incur losses for products already shipped and be forced to sell our concentrates in the spot market or we may not have a market for our concentrates and therefore our future operating results may be materially adversely impacted.
Refined silver and gold are sold in the spot market to various bullion traders and banks. Credit risk may arise from these activities if we are not paid for metal at the time it is delivered, as required by spot sale contracts. The Company maintains trading facilities with several banks and bullion dealers for the purpose of transacting the Company’s metal sales. The Company’s trading activities can expose the Company to the credit risk of its counterparties to the extent that the trading positions have a positive mark-to-market value.
Supplier advances for products and services yet to be provided are a common practice in some jurisdictions in which we operate. These advances represent a credit risk to us to the extent that suppliers do not deliver products or perform services as expected.
Management carefully considers credit risk when allocating prospective sales and refining business to counterparties. In making allocation decisions, Management attempts to avoid unacceptable concentration of credit risk to any single counterparty.
From time to time, we may invest in equity securities of other companies. Just as investing in Pan American is inherent with risks such as those set out in this MD&A, by investing in other companies we will be exposed to the risks associated with owning equity securities and those risks inherent in the investee companies.
The Company invests its cash and cash equivalents, which also has credit risk. The Company's cash and cash equivalents are held with reputable, highly rated financial institutions, primarily within the United States and Canada, and are diversified across multiple financial institutions.
Foreign currency exchange rate risk
We report our financial statements in USD; however, we operate in jurisdictions that utilize other currencies. As a consequence, the financial results of our operations, as reported in USD, are subject to changes in the value of the USD relative to local currencies. Since our sales are denominated in USD and a portion of our operating costs and capital spending are in local currencies, we are negatively impacted by strengthening local currencies relative to the USD. From time to time, we mitigate part of this currency exposure by accumulating local currencies, entering into contracts designed to fix or limit our exposure to changes in the value of local currencies relative to the USD, or assuming liability positions to offset financial assets subject to currency risk.
Credit Rating
There can be no assurance that the credit ratings and outlook assigned to the Company's debt securities or to the Company will remain in effect for any given period of time or that any such rating or outlook will not be revised

PAN AMERICAN SILVER CORP.	37

Management Discussion and Analysis
For the three and nine months ended September 30, 2026 and 2025
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
downward or withdrawn entirely by a rating agency. Real or anticipated changes in credit ratings or outlook assigned to the Company’s debt securities will generally affect the market price of its debt securities and may also affect the cost at which the Company can access the capital markets. If such ratings decline and its cost of accessing capital markets increases, the Company may not be able to fund proposed capital expenditures and other operations in the future.
Liquidity Risk
Liquidity risk is the risk that we will not be able to meet our financial obligations as they come due. We must maintain sufficient liquidity to meet our short-term business requirements, taking into account our anticipated cash flows from operations, our holdings of cash and cash equivalents, and committed loan facilities.
We are required to use a portion of our cash flow to service principal and interest on debt, which will limit the cash flow available for other business opportunities. We also maintain and enter into intercompany credit arrangements with our subsidiaries in the normal course. Our ability to make scheduled principal payments, pay interest on or refinance our indebtedness depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control.
While we have paid dividends to our shareholders for many years, the payment of dividends is impacted by our cash flow and liquidity situation. The payment of any future dividends is at the discretion of our Board of Directors after taking into account many factors, including availability of and sources of cash, future anticipated funding needs, our debt position, general and regional economic conditions, and expectations with respect to operational matters. There can be no assurance that dividends will continue to be paid in the future or on the same terms as are currently paid by Pan American.
Foreign Operations and Political Risk
The Company holds mining and exploration properties in Peru, Mexico, Argentina, Bolivia, Brazil, Chile, Canada, the United States, and Guatemala, exposing it to the socioeconomic conditions, as well as the laws governing the mining industry in those countries. Inherent risks with conducting foreign operations include, but are not limited to: high rates of inflation; military repression; war or civil war; social and labour unrest; organized crime; hostage taking; terrorism; uncertain and evolving legal and regulatory environments; violent crime; extreme fluctuations in currency exchange rates; expropriation and nationalization; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies, including carbon taxes; restrictions on foreign exchange and repatriation; tariffs and countervailing duties imposed on cross-border trade; and changing political norms, currency controls and governmental regulations that favour or require the Company to award contracts in, employ citizens of, or purchase supplies from, a particular jurisdiction.
Changes, if any, in mining or investment policies or shifts in political priorities in any of the jurisdictions in which the Company operates may adversely affect the Company’s operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, importation of parts and supplies, income, carbon and other taxes, expropriation or restrictions on the ownership of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.
Criminal activity and violence are also prevalent in some areas where we work. Incidents of criminal activity have occasionally affected our employees and our contractors and their families, as well as the communities in the vicinity of our operations. Such incidents may prevent access to our mines or offices; halt or delay our operations and production; result in harm to employees, contractors, visitors or community members; increase employee absenteeism; create or increase tension in nearby communities; or otherwise adversely affect our ability to conduct business. We can provide no assurance that security incidents, in the future, will not have a material adverse effect on our operations.
Claims and Legal Proceedings
Pan American is subject to various claims and legal proceedings covering a wide range of matters that arise in the

PAN AMERICAN SILVER CORP.	38

Management Discussion and Analysis
For the three and nine months ended September 30, 2026 and 2025
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
ordinary course of business activities. The nature, assessment and management of such claims are described in this section, and in Note 27 of the 2025 Annual Financial Statements. There were no significant changes to those risks or to the Company's management of exposure to those risks during the three and nine months ended September 30, 2026.
We may also be subject to proceedings in our commercial relationships. From time to time, we may also experience disputes relating to past transactions or which are related to entities or operations previously owned by the Company. While we would, where available and appropriate to do so, defend against any such allegations, if we are unsuccessful in our defense of these claims, we may be subject to significant losses.
Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably against us. We establish provisions for matters that are probable and can be reasonably estimated. We also carry liability insurance coverage, however, such insurance does not cover all risks to which we might be exposed and in other cases, may only partially cover losses incurred by us. In addition, we may be involved in disputes with other parties in the future that may result in litigation, which could have a material adverse effect on our financial or operating position, cash flow and results of operations.
Information and Cyber Security
The secure processing, maintenance, and transmission of information and data is critical to our business. Furthermore, we and our third-party service providers collect and store sensitive data in the ordinary course of our business, including personal information of our employees, as well as proprietary and confidential business information relating to ourselves and in some cases, our customers, suppliers, investors and other stakeholders. With the increasing dependence and interdependence on electronic data communication and storage, we are exposed to evolving technological risks relating to this information and data. These risks include targeted attacks on our systems or on systems of third parties that we rely on, failure or non-availability of key information technology systems, or a breach of security measures designed to protect our systems. While we employ security measures in respect of our information and data, we cannot be certain that we will be successful in securing this information and data and there may be instances where we are exposed to malware, cyber-attacks or other unauthorized access or use of our information and data. Any data breach or other improper or unauthorized access or use of our information could have a material adverse effect on our business and could severely damage our reputation, compromise our network or systems and result in a loss or escape of sensitive information, a misappropriation of assets or incidents of fraud, disrupt our normal operations, and cause us to incur additional time and expense to remediate and improve our information systems.
Climate Change
The Company recognizes that climate change is a global challenge that may have both favorable and adverse effects on our business in a range of possible ways. The Company is impacted by current and emerging policy and regulation relating to greenhouse gas emission levels, energy efficiency, and reporting of climate change related risks. Regulations aimed at reducing emissions may result in additional transition costs at some of our operations. Current laws and regulatory requirements are not consistent across the jurisdictions in which we operate, and regulatory uncertainty is likely to result in additional complexity and cost in our compliance efforts.
Concerns around climate change may also affect the market price of our shares as institutional investors and others may divest interests in industries that are thought to have more environmental impacts. Concerns over climate change, and our ability to respond to regulatory requirements and societal expectations, may have significant impacts on our operations and on our reputation, and may even result in reduced demand for our products.
Climate-related events such as mudslides, floods, droughts and fires can have significant impacts, directly and indirectly, on our operations and could result in damage to our facilities, disruptions in accessing our sites or in shipping supplies or products to and from our mines, risks to the safety and security of our personnel and to communities, and the temporary or permanent cessation of one or more of our operations. There is no assurance that we will be able to successfully anticipate, respond to, or manage the risks associated with physical climate

PAN AMERICAN SILVER CORP.	39

Management Discussion and Analysis
For the three and nine months ended September 30, 2026 and 2025
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
change events and impacts, and this may result in material adverse consequences to our business and to our financial results.
There are increasing legal and regulatory requirements with respect to climate change and sustainability disclosure which may result in a significant increase in sustainability reporting and double materiality assessment requirements, the setting of sustainability targets, requiring a significant increase in the amount of information to be disclosed, an increased scope of value chain reporting, and mandatory limited assurance.
Minority Interest Investment in Juanicipio
The Company became the minority shareholder in the Juanicipio joint venture (the “Juanicipio JV”) in Mexico as a result of the MAG Acquisition in September 2025. The shareholders agreement and corporate by-laws governing the Juanicipio JV and joint venture entities provide Fresnillo plc ("Fresnillo") with effective control over many activities and decision-making relating to the Juanicipio JV, subject to certain limited matters which require super-majority approval. As a minority shareholder and non-operator of Juanicipio, we are dependent on Fresnillo to manage and operate the affairs of the mine and the joint venture entities and to do so in compliance with the shareholders agreement, the by-laws of the corporate entities and in accordance with Mexican law. Additionally, as Fresnillo is primarily in control as the majority shareholder and operator of the mine, Fresnillo is responsible for many of the operational and financial matters that are the source of significant risk for mining operations and which could result in material financial, operational and reputational harm to the Company if not managed properly, even though we hold a minority interest and have limited control with respect to most of these matters. Further, Fresnillo has the ability to exert greater control over funding and financial matters, which could have significant negative impacts on the Company. The contractual and legal relationship between the joint venture shareholders also involves significant risks. Interpretation of, dissatisfaction with, or failures to comply with rights and responsibilities have the potential to result in disagreements or disputes between shareholders and could result in prolonged arbitration proceedings the outcome of which is uncertain. Such disagreements or disputes, if they were to occur, could have significant impacts on the operations and business of the Juanicipio mine, involve substantial costs and expense and management time, and result in material economic and financial harm to one or both shareholders, as well as long-term damage to the business relationship.
MATERIAL ACCOUNTING POLICY INFORMATION, STANDARDS AND JUDGEMENTS

The preparation of financial statements in accordance with IFRS Accounting Standards requires Management to make estimates, judgements and assumptions that affect the amounts reported in the condensed interim consolidated financial statements and related notes. The Company’s significant accounting policies and judgments are disclosed in Note 3 and Note 5, respectively, of the Company’s 2025 Annual Financial Statements.
DISCLOSURE AND INTERNAL CONTROL PROCEDURES

The Company’s management is responsible for establishing and maintaining adequate disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”).
DC&P
Our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) are responsible for establishing and maintaining adequate DC&P. Under the supervision and with the participation of our CEO and CFO, we evaluated the effectiveness of the design and operation of our DC&P in accordance with requirements of National Instrument 52-109 of the Canadian Securities Commission and the Sarbanes Oxley Act of 2002 (as adopted by the SEC).
As of December 31, 2025, based on the evaluation, our CEO and CFO concluded that our DC&P were effective to ensure that information required to be disclosed by us in reports we file or submit is recorded, processed, summarized and reported within the time periods specified in securities legislation and is accumulated and communicated to our Management, including our CEO and CFO.

PAN AMERICAN SILVER CORP.	40

Management Discussion and Analysis
For the three and nine months ended September 30, 2026 and 2025
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
ICFR
Management of Pan American is responsible for establishing and maintaining adequate ICFR. Under the supervision and with the participation of our CEO and CFO, Management evaluated the effectiveness of our ICFR as of December 31, 2025 based upon the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on Management's evaluation, our CEO and CFO concluded that our ICFR was effective as of December 31, 2025. Management reviewed the results of Management’s evaluation with the Audit Committee of the Board of Directors.
The effectiveness of the Company’s ICFR as of December 31, 2025 has been audited by Deloitte LLP, Independent Registered Public Accounting Firm, as stated in their report immediately preceding the Company’s 2025 Annual Financial Statements.
Changes in ICFR
There has been no change in the Company's ICFR from July 1, 2026 to September 30, 2026 that materially affected, or is reasonably likely to materially affect, its ICFR.
Inherent limitations of controls and procedures
All internal control systems, no matter how well designed, have inherent limitations. As a result, even systems determined to be effective may not prevent or detect misstatements on a timely basis, as systems can provide only reasonable assurance that the objectives of the control system are met. In addition, projections of any evaluation of the effectiveness of ICFR to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may change.
Cautionary Note Regarding Forward-Looking Statements and Information
Certain of the statements and information in this MD&A constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws relating to the Company and its operations. All statements, other than statements of historical fact, are forward-looking statements. When used in this MD&A, the words, “will”, “believes”, “expects”, “intends”, “plans”, “forecast”, “objective”, “guidance”, “outlook”, “potential”, “anticipated”, “budget”, and other similar words and expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: future financial or operational performance and forecasts for 2026, including our estimated production of silver, gold and other metals forecasted, and for our estimated AISC, capital and exploration, mine operation, general and administrative, care and maintenance expenditures; future anticipated prices for gold, silver and other metals and assumed foreign exchange rates; the payment of any future dividends; the duration and effect of the suspensions of operations of the Escobal mine, as well as the nature of and continuation of the constitutional court-mandated ILO 169 consultation process in Guatemala, and the timing and, if applicable, completion thereof; the ability of Pan American to successfully complete any capital projects, the expected economic or operational results derived from those projects, and the impacts of any such projects on Pan American; expectations regarding the La Colorada Skarn Project and the advancement of the 588 Decline Project; the future results of our exploration activities; the anticipated completion of certain investments and improvements at Jacobina, including the expected timing for the advancement of the first phase paste backfill plant, and any anticipated benefits to be derived therefrom; exploration work on the Timmins Camp Project, including the timing thereof; the expected timing for the release of the Timmins Camp Project PEA; the purchase of any of the Company’s common shares under the Company’s NCIB; anticipated mineral reserves and mineral resources; the costs associated with the Company's asset retirement obligations; and the Company’s plans and expectations for its properties and operations.
These forward-looking statements and information reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic, competitive, political, regulatory, and social uncertainties and contingencies. These assumptions, some of which are described in the “Risks and Uncertainties” section of this MD&A, include: the impact of inflation and disruptions to the global, regional and local supply chains; tonnage of ore to be mined and processed; future anticipated prices for gold, silver and other metals and assumed foreign exchange rates; the timing and impact of planned capital expenditure projects, including anticipated sustaining, project, and exploration expenditures; the ongoing impact and timing of: the court-mandated ILO 169 consultation process in Guatemala; whether Pan American is able to maintain a strong financial condition and have sufficient capital, or have access to capital through the Credit Facility or otherwise, to sustain our business and operations; prices for energy inputs, labour, materials, supplies and services (including transportation); positive credit ratings; no labour-related disruptions at any of our operations; no unplanned delays or interruptions in scheduled production; all necessary permits, licenses and regulatory approvals for our operations are received in a timely manner; our ability to secure and maintain title and ownership to mineral properties and the surface rights necessary for our operations, including contractual rights from third parties and adjacent property owners; and our ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.

PAN AMERICAN SILVER CORP.	41

Management Discussion and Analysis
For the three and nine months ended September 30, 2026 and 2025
(tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted)
The Company cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this MD&A and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in silver, gold, and base metal prices; fluctuations in prices for energy inputs; fluctuations in currency markets; fluctuations in market interest rates; risks related to the technological and operational nature of the Company’s business; risks related to increased barriers to trade, including tariffs and duties; changes in national and local government, legislation, taxation, controls or regulations and political, judicial, legal or economic developments in Canada, the United States, Mexico, Peru, Argentina, Bolivia, Guatemala or other countries where the Company may carry on business, some of which might prevent or cause the suspension or discontinuation of mining activities, including the risk of expropriation related to certain of our operations, and risks related to: the constitutional court-mandated ILO 169 consultation process in Guatemala, risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological or structural formations, pressures, cave-ins and flooding); risks related to climate change; risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; employee relations; relationships with and claims by the local communities and indigenous populations; availability and increasing costs associated with mining inputs and labour; the Company’s ability to secure our mine sites or maintain access to our mine sites due to criminal activity, violence, or civil and labour unrest; the speculative nature of mineral exploration and development, including the risk of obtaining or retaining necessary licenses and permits; challenges to, or difficulty in maintaining, the Company’s title to properties and continued ownership thereof; unanticipated or excessive tax assessments or reassessments in our operating jurisdictions; diminishing quantities or grades of mineral reserves as properties are mined; global financial and geopolitical conditions; the actual results of current exploration activities, conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors; increased competition in the mining industry for properties, equipment, qualified personnel, and their costs; having sufficient cash to pay obligations as they come due; and those factors identified under the caption “Risks Related to Our Business” in the Company’s most recent Form 40-F and Annual Information Form filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described, or intended. Investors are cautioned against attributing undue certainty or reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand Management's current views of our near- and longer-term prospects and may not be appropriate for other purposes. The Company does not intend, and does not assume any obligation, to update or revise forward-looking statements or information to reflect changes in assumptions or in circumstances or any other events affecting such statements or information, other than as required by applicable law.
Cautionary Note to US Investors Regarding References to Mineral Reserves and Mineral Resources
All reserve and resource estimates included in this MD&A have been prepared in accordance with NI 43-101 and the CIM Standards. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and reserve and resource information included herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, this MD&A uses the terms “measured resources,” “indicated resources” and “inferred resources” as defined in accordance with NI 43-101 and the CIM Standards. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable. Further, “inferred mineral resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms under the U.S. Rules are “substantially similar” to the standards under NI 43-101 and CIM Standards, there are differences in the definitions under the U.S. Rules and CIM Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the U.S. Rules.

PAN AMERICAN SILVER CORP.	42